

Banco Santander Chile
Management Commentary

As of December 31, 2025



Important information

Note: This document was approved for release by the Directors and Audit Committee of Banco Santander Chile on January 26, 2026. The information is presented under the accounting standards and instructions issued by the Chilean Financial Market Commission (FMC) for banks in Chile, which are similar to IFRS, but with some differences. Please refer to our 2024 Form 20-F filed with the SEC for an explanation of the main differences between the accounting standards and instructions issued by the FMC and IFRS. However, the consolidated financial statements are prepared based on accounting principles generally accepted in Chile. All figures presented are in nominal terms. Historical figures are not adjusted for inflation. Please note that this information, which is provided for comparative purposes only, may undergo further changes during the year and, therefore, the historical figures, including financial ratios, presented in this report may not be fully comparable with future figures presented by the Bank.

Contents

Section 1: Key Information

Summary of results

Solid financial performance with a ROAE[1] of 23.5% in 12M25[2].

As of December 31, 2025, the Bank's net income attributable to shareholders totaled Ch$ 1.053 billion ($5.59 per share and US$2.48 per ADR), marking a 22.8% increase compared to the same period of the previous year and with a 23.5% ROAE in 12M25 compared to a 20.2% ROAE in 12M24[3]. The increase in results is explained by growth displayed in the Bank's main revenue streams. Operating income increased 10.2% YoY[4], driven by a better net interest margin and adjustments, higher fees and financial transaction results.

Compared to the previous quarter (3Q25), net income attributable to shareholders increased 3.2% QoQ[5], primarily due to improved margins and fee growth, as well as effective cost control. This resulted in a 21.9% ROAE for 4Q25, marking the seventh consecutive quarter with ROAE above 20%.

Strong recovery of the NIM[6], reaching 4.0% in 12M25

Net interest income and readjustments (NII) accumulated to December 31, 2025, increased by 10.9% compared to the same period in 2024. This increase in NII resulted from an improvement in the funding cost, which fell from 4.7% to 3.8% in 12M25, explained mostly by the reduction observed on the Monetary Policy rate compared to 2024. As a result, the NIM improved from 3.6% in 12M24 to 4.0% in 12M25.

Compared to 3Q25, net interest income and readjustments increased 5.3% QoQ mainly due to lower interest expenses.

Customer base expansion continues, with total customers increasing by 6.9% YoY.

Our strategy of strengthening digital products has led to continuous growth in our customer base, reaching approximately 4.6 million customers, of which almost 2.3 million are digital customers (85% of our active customers).

The bank's market share in current accounts remains strong at 21.8% as of November 2025, driven by increased customer demand for US dollar current accounts, as customers can open these accounts digitally through our platform in just a few simple steps. This also demonstrates the success of Getnet's strategy to promote cross-selling of other products, such as current accounts for SMEs.

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[1]Net profit attributable to shareholders of the Bank annualized divided by the average equity attributable to shareholders.
[2]The twelve months ending on December 31, 2025.
[3]The twelve months ending December 31, 2024.
[4]Year on year
[5]Quarter on quarter
[6]NIM: Net interest margin. Net interest income and annualized adjustments divided by interest-earning assets.

Net commissions increased 8.9% in 12M25, reaching recurrence[7] levels of 63.7%.

Net fees increased 8.9% in the twelve months ending December 31, 2025, compared to the same period in 2024, driven by an increase in customers and greater product usage. As a result, the recurrence ratio (total net fees divided by structural support expenses) increased from 60.3% YTD in December 2024 to 63.7% YTD in December 2025, demonstrating that more than half of the Bank's expenses are financed by fees generated by our customers.

Best in Class in Efficiency[8] with 36.0% in 12M25.

The Bank's efficiency ratio reached 36.0% as of December 31, 2025, an improvement on the 39.0% recorded in the same period of the previous year. Total operating expenses (including other expenses) increased by 1.8% in 12M25 compared to 12M24, driven primarily by administrative expenses related to higher technology spending in the first quarter of 2025, as well as other expenses related to the restructuring of our branch network and the transformation into Work/Café branches.

CET1 ratio[9] solid at 11.0%, generating 50bp of capital in the year

Our CET1 ratio reached 11.0% as of December 2025, representing a capital generation of 50 bp in the year, while BIS ratio reached 16.9%. The Bank's capital includes the provision for a dividend distribution of 60% of 2025 earnings.

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[7]Recurrence: net commissions divided by structural support expenses.
[8]Operating expenses including impairment and other operating expenses/ margin+commissions+ financial transactions and other net operating income.
[9]Common Equity Tier 1 under Chilean regulation.

Financial Information

Balance sheet (Ch$ million)	Dec-25	Dec-24	% Variation
Total assets	68,094,956	68,458,933	(0.5%)
Total gross loans (1)	40,932,880	41,323,843	(0.9%)
Demand deposits	14,075,590	14,260,609	(1.3%)
Time deposits	16,493,783	17,098,625	(3.5%)
Total shareholders' equity	4,719,698	4,292,440	10.0%

Income Statement (YTD)	Dec-25	Dec-24	% Variation
Net income from interest and readjustment	2,016,696	1,818,303	10.9%
Net fee and commission income	595,831	547,066	8.9%
Net financial results	266,345	247,328	7.7%
Total operating income (2)	2,891,434	2,622,870	10.2%
Operating expenses (3)	(1,041,116)	(1,022,719)	1.8%
Operating income before credit losses	1,850,318	1,600,151	15.6%
Credit loss expense	(572,772)	(525,831)	8.9%
Net operating income before income tax	1,277,546	1,074,320	18.9%
Income attributable to shareholders	1,053,209	857,623	22.8%

1. Loans (including those owed by banks) at amortized cost.
2. Total operating income: Net interest income + net readjustment income + net commission income + net financial result + result from investments in companies + result from non-current assets and disposal groups for sale not admissible as discontinued operations + other operating income.
3. Operating expenses: Personnel expenses + administrative expenses + depreciation and amortization + other operating expenses + impairment of non-financial assets.

Key Indicators (Non-accounting financial information)

Profitability and efficiency	Dec-25	Dec-24	pb variation
Net Interest Margin (NIM) (1)	4.0%	3.6%	40
Recurrence (2)	63.7%	60.3%	340
Efficiency ratio (3)	36.0%	39.0%	(300)
Return on average equity (4)	23.5%	20.2%	330
Return on average assets (5)	1.6%	1.2%	40
Return on risk-weighted assets (RWA) (6)	2.5%	2.1%	40
Asset quality ratios (%)	**Dec-25**	**Dec-24**	**pb variation**
NPL ratio (7)	3.2%	3.2%	0
Coverage of NPLs ratio (8)	114.5%	115.4%	(90)
Cost of credit (9)	1.39%	1.29%	10
Capital indicators	**Dec-25**	**Dec-24**	**Variation**
Risk-weighted assets	41,715,467	40,812,824	2.2%
Common Equity	4,601,923	4,268,409	7.8%
Regulatory capital	7,047,322	6,961,316	1.2%
Core capital ratio (10)	11.0%	10.5%	57
Tier I Ratio (11)	12.5%	12.2%	38
Tier II Ratio (12)	4.4%	4.9%	(55)

BIS ratio (13)	16.9%	17.1%	(21)
Customers and service channels (#)	**Dec-25**	**Dec-24**	**% change**
Total customers	4,608,182	4,311,488	6.9%
Active customers	2,693,441	2,556,462	5.4%
Loyal customers (14)	1,378,876	1,305,953	5.6%
Digital customers (15)	2,291,971	2,238,774	2.4%
Branches	229	236	(3.0%)
Employees	8,526	8,757	(2.6%)

Market capitalization (cumulative)	**Dec-25**	**Dec-24**	**% change**
Net income per share ($)	5.59	4.55	22.9%
Net income per ADR (US$)	2.48	1.83	35.5%
Share price ($/per share)	71.1	47.3	50.3%
ADR Price (US$ per ADR)	31.1	18.8	65.4%
Market capitalization (US$mn)	14,652	8,711	68.2%
Number of shares (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471	471	—%

1. NIM= Net interest income and annualized readjustments divided by interest-earning assets.
2. Recurrence: net commissions divided by structural operating expenses (excluding other operating expenses)
3. Efficiency ratio: operating expenses including impairment and other operating expenses divided by operating income.
4. Net income attributable to owners of the Bank, YTD and annualized, divided by the annual average of equity attributable to equity holders.
5. Net income attributable to owners of the Bank, YTD and annualized, divided by the average annual total assets.
6. Net income attributable to owners of the Bank annualized divided by risk-weighted assets.
7. Principal + future interest on all loans with a maturity of 90 days or more divided by the total loans.
8. Total loan loss provisions divided by principal + future interest on all loans 90 days or more past due. Adjusted to include additional provisions mandated by the regulator, totaling $205 billion in provisions required by the regulator in 2024 and $185 billion in December 2025.
9. Annualized provision expense divided by average total loans.
10. Core capital divided by risk-weighted assets, according to the FMC's BIS III definitions.
11. Tier I capital divided by risk-weighted assets, according to the FMC's BIS III definitions.
12. Tier II capital divided by risk-weighted assets, according to the FMC's BIS III definitions.
13. Regulatory capital divided by risk-weighted assets, according to the FMC's BIS III definitions.
14. Individuals with four or more products with a minimal level of profitability and usage. Companies with minimal profitability and product usage.
15. Customers who use our digital channels at least once a month.

Section 2: Business environment

Competitive position

We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the third largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and an extensive distribution network with nationwide coverage. We offer unique transaction capabilities to clients through our 229 branches and digital platforms. Our headquarters are in Santiago, and we operate in all major regions of Chile.

Santander Chile provides a wide range of banking services to its customers, including business, consumer, and mortgage loans, as well as checking accounts, time deposits, savings accounts, and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, and the acquisition and brokerage of mutual funds, securities, and insurance.

Market Share (1)	Santander	Ranking (2)
Total loans	16.6%	1
Commercial	13.8%	4
Mortgages	19.7%	2
Consumer loans	19.2%	1
Demand deposits	19.4%	3
Time deposits	14.8%	2
Current accounts (#)	22.1%	1
Credit card purchases ($)	24.2%	1
Branches (#)	15.9%	2
Employees (#)	13.6%	4
Indicators (1)		
Efficiency	36.0%	1
ROAE	23.5%	1
ROAA	1.5%	3

Source: CMF as of November 2025. Credit card purchases (last 12 months) as of October 2025. Competitors: Banco de Chile, Banco Estado, BCI, Scotiabank, Itau, Banco Falabella.

Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard & Poor's, A+ from the Japan Credit Rating Agency, AA- from HR Ratings, and A from KBRA. All of our ratings as of the date of this report have a stable outlook.

As of December 31, 2025, the Bank had total assets of CLP 68,094,956 million (US$ 70,811 million), total gross loans (including loans owed by banks) at amortized cost of CLP 40,932,880 million (US$ 42,565 million), total deposits of CLP 30,569,373 million (US$ 31,788 million), and shareholders' equity of CLP 4,719,698 million (US$ 4,908 million). The BIS capital ratio was 16.9%, with a core capital ratio of 11.0%. As of December 31, 2025, Santander Chile employed 8,526 people and had 229 branches throughout Chile.

For more information on the formation of the business, please see here or in the Bank's Integrated Report.

Macroeconomic Environment

All of our operations and the vast majority of our customers are located in Chile. Consequently, our financial position and operating results depend substantially on the prevailing economic conditions in the country.

The Chilean economy is expected to grow by 2.3% in 2025. Domestic demand, which had been lagging, began to strengthen in the second quarter of the year, driven by a sharp increase in investment, reflecting progress in large-scale mining and energy projects. These sectors are anticipated to remain the main drivers of growth, with a positive outlook for the coming years. During 2025, we have observed an improvement in business confidence in non-mining sectors, particularly in construction. Furthermore, the Chilean peso has appreciated significantly since mid-October, driven by a substantial increase in the price of copper, a weaker global dollar, and reduced uncertainty following the presidential elections.

In recent months, the labor market has begun to recover, with an incipient improvement in employment, although it remains fragile. This will continue to gain traction as economic growth consolidates. Lower household debt and a more relaxed financial situation are contributing to higher consumer confidence, which has reached its highest level since July 2019, and should boost private consumption growth going forward.

In 2025, total annual inflation reached 3.5% and is expected to continue converging to slightly below the 3% target from January 2026 onward, remaining around that level for most of the year. In this context, we believe the Central Bank has sufficient room to implement a final 25 basis point cut in March, reaching the neutral level of 4.25%.



As for the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account), its variation in the fourth quarter was 0.6%, similar to that recorded in the third quarter. In 2025, the UF increased by 3.4%, and a rise of 2.9% is estimated for 2026.



Summary of estimated economic data:

	2022	2023	2024	2025 (E)	2026 (E)
National accounts					
GDP (real % y/y change)	2.2%	0.5%	**2.6%**	2.3%	2.2%
Domestic demand (real change % y/y)	2.3%	-3.7%	**1.3%**	4.5%	2.6%
Total consumption (actual change % y/y)	2.5%	-3.4%	**1.4%**	2.7%	2.2%
Private consumption (real % y/y change)	1.6%	-4.7%	**1.0%**	2.6%	2.2%
Public consumption (real change % y/y)	6.3%	2.2%	**3.0%**	3.1%	2.0%
Fixed capital formation (real % YoY)	4.6%	-0.1%	**-1.4%**	6.7%	3.5%
Exports (real % y/y change)	0.8%	0.1%	**6.6%**	3.5%	3.3%
Imports (real % y/y change)	1.3%	-10.9%	**2.5%**	10.7%	3.5%
Monetary and Exchange Market					
CPI inflation	12.6%	3.9%	**4.5%**	3.5%	2.8%
UF inflation	13.3%	4.8%	**4.4%**	3.4%	2.9%
CLP/US$ exchange rate (year-end)	875	879	**992**	900	910
Monetary policy rate (year-end)	11.3%	8.25%	**5.00%**	4.5%	4.25%
Fiscal Policy					
Public spending	-24.0%	1.0%	**3.5%**	2.2%	2.5%
Central Government Balance Sheet (% GDP)	1.1%	-2.4%	**-2.8%**	-2.5%	-1.0%

Estimates from the Studies Department of Banco Santander Chile.

Pillar 2 – Basel III Implementation

In the context of Basel III implementation, on July 10, 2025, the CMF published adjustments to the final standard to assess and quantify the material non-traditional risks to which each bank is exposed, in order to determine the application of regulatory capital charges for Pillar 2. Among the non-traditional risks are considered the market risks of the banking book (RMLB); credit concentration; reputational; strategic; cybersecurity; geopolitical, climate, among others.

The new regulations include adjustments to the calculation of metrics on interest generation capacity and net short-term readjustments (ΔNII) and on economic value (ΔEVE), as well as the modeling and reporting of prepaid flows on fixed-rate loans subject to prepayment risk. Specifically, the regulation modifies the definition of atypical banks to prioritized banks, clarifying that these entities will be subject to a detailed review of their level of exposure to RMLBs, as well as their financial management and the management framework defined by the bank for this risk.

The changes to RMLB metrics will begin to take effect from the December 2025 reports, based on the situation in November of the same year; while other points will be applied from the IAPE review process that will be delivered in April 2027.

The CMF recently updated the Pillar 2 capital requirement applicable to Banco Santander, establishing a charge equivalent to 13 basis points, which must be built up progressively, with 75% of the required amount due by the end of 2026. This adjustment replaces the previously reported requirement (25 bp) and is part of the ongoing process of assessing risk and capital adequacy under Pillar 2. The charge will be absorbed with resources already available within the Bank's effective equity.

The minimum CET1 requirement for Banco Santander Chile, considering this charge and all other charges and buffers, is 9.08%.

Dividend Subsidy Law

On May 20, 2025, the Dividend Subsidy bill was approved by Congress, which seeks to facilitate access to homeownership and reactivate the real estate market by reducing interest rates on mortgage loans for the purchase of new homes.

The features of this initiative include a mortgage interest rate subsidy of up to 60 basis points. In addition, it has a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the property value, which could further reduce the total interest rate by up to 100 basis points.

The project aims to provide 50,000 subsidies, 10% of which are earmarked for first-time homebuyers valued up to 3,000 UF, and the remaining percentage for new homes valued up to 4,000 UF. According to the ABIF, as of December 5th, 45,883 eligible applications had been received and more than 12,000 mortgages had been processed in the program's first five months.

Pension Reform

On January 29, 2025, Congress approved the pension reform after a lengthy process of considering various proposals. The main objective is to increase future and current pensions, taking into account the following changes.

Pension contributions will increase by 7%, paid by employers, starting at 1% in August 2025 and gradually increasing over a period of 9 to 11 years. Of the total percentage, 6% will go to direct, deferred individual capitalization, and 1% to the new Social Security system, which will also include the current 1.5% allocated to Disability and Survivors' Insurance. These resources will allow for equal pensions for men and women in similar circumstances at the time of retirement.

The reform also includes changes to the structure of pension funds. The multi-fund system will be replaced by generational funds, and new administrators will be allowed to enter the system. A 10% share of the existing membership will be put out to tender every two years to increase competition.

Finally, the Universal Guaranteed Pension (PGU) will increase to $250,000 pesos for 90% of the most vulnerable population.

Beyond the details, it is commendable that the reform allows for a gradual recovery of pension savings levels. This is beneficial not only for financing future pensions but also for the capital market, insofar as a large part of this extra percentage is channeled under the current pension fund investment regime.

Exchange rates

In February 2023, the Interchange Rate Limits Committee proposed new limits on the rates. These were approved at the end of April 2023, and a phased implementation was established.

Card type	Previous rate	Primera baja (Oct-23) Tasa actual	Segunda baja (oct-24) (Suspendida)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

In September 2024, the Committee decided to suspend the second phase of the reduction, maintaining the existing limits, in order to assess the effects of the reductions already implemented on the functioning of the payments system. To this end, it was agreed to conduct an impact study to analyze market behavior and the foreseeable effects of a potential further reduction in rates.

Subsequently, and as recorded in the Committee's minutes, the early termination of the contract with the external consulting firm in charge of the impact study was reported, due to the time elapsed and the incomplete execution of the contract. To date, the second reduction remains suspended, and the hiring of a new consulting firm is pending.

Consolidated debt

In early June 2024, the law creating the Consolidated Debt Registry (REDEC) was passed. This registry consolidates information on outstanding loans granted to individuals. The registry will be public and free of charge, and will be managed by the Financial Market Commission (CMF). The legislation expands the scope of entities required to report, incorporating, in addition to banks and savings and credit cooperatives, mortgage loan administrators, compensation funds, credit card issuers regulated by the CMF, securitization companies, credit advisory entities regulated by the Fintech Law, and other entities that the CMF may determine through a General Regulation.

Access to registry information will generally require the debtor's prior, express, and unequivocal consent, granted for the purpose of assessing their credit risk in a specific transaction and for a limited period, unless there is another legal basis for access under Law No. 19,628 or the information is anonymized. In July 2025, the CMF issued the REDEC operational framework, defining reporting obligations, applicable procedures, and information security and quality standards. The regulations will enter into full force in April 2026.

Fintech and Open Finance Law

The development of the Open Finance System (OFS) originated with the approval of the Fintech Law in 2023, which established the legal framework for the secure and consensual exchange of financial information among different actors in the system. In 2024, the CMF (Financial Market Commission) issued the specific regulations governing the OFS, defining the participation obligations for regulated financial entities and the conditions for the voluntary registration of new financial service providers. These regulations included an implementation timeline, establishing an entry into force within approximately two years, which raised concerns regarding operational feasibility, implementation costs, and the maturity of the proposed technical standards.

Over the past few months, the CMF has issued three regulations for public consultation aimed at adjusting the implementation schedule of the OFS, proposing to extend the effective date to a period of three years, with a planned start date of July 2027. In addition, the technological standards necessary for its implementation are defined in greater detail, including specifications on APIs, information security, authentication, signatures, certificates and the operation of the participant directory.

To date, the OFS regulations are not yet finalized, and key regulatory aspects remain to be defined, including the cost-sharing model between information providers and consumers, as well as certain elements of operational governance and responsibilities in the event of incidents. In this context, the OFS remains a regulatory project under development, and its final design and timeline will be crucial in assessing its impact on competition, innovation, and compliance costs for financial institutions in Chile.

In this context, in December 2025, the Central Bank approved a fintech company to be a low-value payment clearinghouse, demonstrating potential future changes in the functioning of the payments market.

Personal Data Protection Law

In December 2024, a law was published modernizing the protection and processing of personal data in Chile, establishing a regulatory framework aligned with international standards such as those of the European Union. It also created the Personal Data Protection Agency, responsible for monitoring, penalizing, and promoting best practices in data processing.

The law recognizes new rights for data subjects—access, rectification, cancellation, objection, and portability—and establishes significant obligations for organizations, such as appointing a Data Protection Officer, implementing security measures, and reporting incidents. Although its entry into force remains scheduled for December 1, 2026, the establishment of the Agency has been brought forward, reinforcing the need to move forward early with the adaptation processes.

Framework Law on Sectoral Authorizations

The law, published in September 2025 and effective immediately, simplifies permits associated with public and private investment projects, aiming to reduce waiting times for investment initiatives by 30% to 70%.

This will be achieved through the simultaneous processing of authorizations, currently done sequentially; the replacement of low-risk permits (approximately 25% of the total) with subsequent monitoring and anti-fraud sanctions; the creation of a digital one-stop shop (SUPER) to monitor bottlenecks; the establishment of mandatory deadlines, admissibility reviews, and a clearer definition of administrative silence; the triennial review of all legal and regulatory norms for their adaptation and continuous simplification; accountability of service heads for missed deadlines; and the alignment of management incentives with results.

Regulation and supervision

In Chile, only banks can maintain checking accounts for their clients, conduct foreign trade operations, and, along with regulated non-bank financial institutions such as cooperatives, accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are primarily subject to the General Banking Law and, secondarily, to the extent that it is not incompatible with this law, to the provisions of the Chilean Corporations Law governing corporations, except for certain provisions that expressly exclude them.

For more information about the regulation and supervision of our Bank, see Item 4. Information on the Company, Regulation and Supervision in our 20F here.

For more information on the General Banking Law, click here.

For more information about the FMC, please visit the following website: www.cmfchile.cl

For more information about the Central Bank, please visit the following website: www.bcentral.cl

Section 3: Segment information

Segment information is based on the financial information presented to senior management and the Board of Directors. The Bank has aligned segment information consistently with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents. The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect its organizational and management structures. Senior management reviews internal information based on these segments to assess performance and allocate resources.

During 2025, the Bank maintains the general criteria applied in 2024.

Segment descriptions

Retail Banking

This segment comprises individuals and small businesses with annual sales below 400,000 UF. It offers a variety of services to clients, including consumer loans, credit cards, business loans, foreign trade services, mortgages, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance. In addition, government-guaranteed loans, leasing, and factoring are offered to SME clients.

Wealth Management & Insurance

It encompasses the Insurance and Private Banking businesses, also coordinating the distribution of various investment products and services to the other Santander Group divisions in Chile. The Santander Insurance business offers personal and business protection products, including health, life, travel, savings, personal protection, auto, and unemployment insurance, among others. Finally, for high-net-worth clients, Santander Private Banking offers a range of products and services, from transactional products and services (loans, cards, foreign trade, and stock trading) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management, and open architecture.

Companies and Institutions

This segment includes companies with annual sales exceeding 400,000 UF (with no upper limit) for specialized sectors in the Metropolitan Region (with annual sales exceeding 100,000 UF, also with no upper limit). It also includes institutional organizations such as universities, government agencies, municipalities, and regional governments, as well as real estate companies that develop projects for sale to third parties, and all construction companies with annual sales exceeding 100,000 UF. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade services, credit cards, mortgages, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance. In addition to real estate companies, specialized project financing services are offered, primarily for residential projects, with the aim of increasing mortgage sales.

Corporate Investment Banking (CIB)

This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For businesses, the requirements are sales exceeding

€500 million, EBITDA exceeding €150 million, and assets exceeding €1 billion. For financial institutions, the requirements are assets exceeding 10 trillion Chilean pesos.

This segment incorporates the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking sectors. These products include short-term financing and deposits, brokerage services, derivatives, and other products tailored to client needs. The Treasury Division also manages position intermediation and its proprietary investment portfolio.

Corporate Activities ("Other")

This segment includes Financial Management, which handles the overall management of the structural foreign exchange position, structural interest rate risk, and liquidity risk. It also manages equity, capital allocations to each unit, and the financing costs of investments. As a result, it typically has a negative impact on earnings.

In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers.



Results by segment

Financial accounting information

As of December 31, 2025

(Ch$ million)	Retail	WM&I	Middle-market	CIB	Total business segments	Corporate activities	Total
Total income	2,209,582	94,044	409,735	413,385	3,126,746	(247,874)	2,878,872
YoY Variation	6.5%	12.5%	8.2%	(10.8%)	4.2%	(36.1%)	10.2%
Provisions for credit risk	(591,808)	(8,317)	(69,290)	765	(668,650)	95,878	(572,772)
YoY Variation	18.9%	119.9%	65.0%	(114.6%)	21.8%	317.5%	8.9%
Net operating income	**1,617,774**	**85,727**	**340,445**	**414,150**	**2,458,096**	**(151,996)**	**2,306,100**
YoY Variation	**2.6%**	**7.4%**	**1.1%**	**(9.6%)**	**0.3%**	**(58.4%)**	**10.5%**

Retail Banking:

Financial accounting information

ACTIVITY

$ million	Dec-25	Dec-25/ Dec-24	4Q25/3Q25
Loans	31,225,378	(2.2%)	0.3%
Deposits	13,094,059	0.6%	3.2%

RESULTS

$ million	Dec-25	12M25/12M24	4Q25	4Q25/3Q25
Total income	2,209,582	6.5%	554,729	(0.6%)
Provisions	(591,808)	18.9%	(124,082)	5.4%
Net operating income	**1,617,774**	**2.6%**	**430,647**	**(2.2%)**

LOAN COMPOSITION



Middle income 16%
SMEs 19%
High income 65%

Commercial activity:

Santander aims to grow its retail banking business responsibly, focusing on customer sustainability, providing a high level of customer service, and employing an efficient and productive phygital distribution strategy. While 81% of its loans to individuals go to middle- to upper-income borrowers, the bank also has an innovative strategy targeting high-income earners.

Within the retail segment, there are individuals, companies and Santander Consumer (car financing) which are detailed below.

- Individuals: The digital checking account continues to be a major contributor to new customer growth, featuring a digital onboarding process for account opening. These customers quickly become monetized with a monthly fee and access to all of the Bank's products, including credit if they qualify. Furthermore, in keeping with our commitment to financial inclusion, we offer a 100% digital checking and savings account for the mass market. This product has no maintenance or transaction fees; the checking account, on the other hand, pays a fixed monthly interest rate based on the average balance maintained in the account.

- Santander Consumer (car financing): This business has been very proactive in increasing alliances with different car dealerships.

- Businesses: We continue to open digital current accounts for these clients, which, together with Getnet's service offering, complements the range of solutions for their businesses.

Results:

Gross income in the retail segment increased 6.5% YoY, showing positive trends in the main lines of business. The margin increased 5.3% YoY due to a wider spread on credit products and improved performance from checking accounts. Fees in this segment increased sharply by 10.8% YoY, driven by checking account and card fees due to increased usage and a growing customer base. This was offset by an 18.9% YoY increase in loan loss provisions, primarily due to the reclassification of additional provisions to the consumer portfolio following a change in the provisioning model established by the regulator, which took effect in January 2025. Asset quality also showed weaker performance due to slower economic growth and a weaker labor market.

Compared to 3Q25, retail banking income decreased 0.6% QoQ due to lower margins resulting from narrower spreads on mortgage and consumer loans during the quarter, offset by higher fees. Provisions for loan losses in this segment increased 5.4% during the quarter due to higher provisions associated with the SME portfolio in compliance. Overall, net operating income decreased 2.2% in the quarter after a stronger third quarter.

Wealth Management & Insurance:

This unit aims to unify the investment offering, enabling greater consistency across all segments and improving communication of products and services. Its focus is on developing a specialized investment strategy for each segment, establishing unique digital and communications development plans. The core businesses are insurance and the distribution of investment instruments for the Retail and Private Banking segments.

Financial accounting information

ACTIVITY

$ million	Dec-25	Dec-25/ Dec-24	4Q25/ 3Q25
Loans	924,692	13.0%	7.2%
Deposits	3,177,991	14.6%	4.3%

RESULTS

$ million	Dec-25	12M25/12M 24	4Q25	4Q25/3Q25
Total income	94,044	12.5%	22,790	(8.5%)
Provisions	(8,317)	119.9%	(3,827)	3845.4%
Net operating income	**85,727**	**7.4%**	**18,963**	**(23.5%)**

Commercial activity:

The loan portfolio in this segment increased 13.0% YoY due to higher demand for commercial and mortgage loans and credit cards. Compared to 3Q25, growth was driven by mortgages and commercial loans. Deposits increased 14.6% YoY and 4.3% QoQ, primarily due to time deposits in Chilean pesos and demand deposits.

Results:

Wealth Management & Insurance's gross income increased 12.5% YoY, driven by higher commissions from investment fund brokerage, portfolio growth, and improved loan spreads. This was offset by higher provisions, particularly in the fourth quarter, related to mortgage and commercial products.

In the quarter, gross income for Wealth Management & Insurance decreased 8.5% QoQ, primarily due to lower mutual fund brokerage fees and higher margins resulting from wider spreads on time deposits. Provisions for loan losses increased due to higher mortgage and commercial loan loss provisions.

Middle-market:

Financial accounting information

ACTIVITY			
$ million	Dec-25	Dec-25/ Dec-24	4Q25/ 3Q25
Loans	6,178,983	2.2%	(2.0%)
Deposits	4,262,866	(0.8%)	3.3%

RESULTS				
$ million	Dec-25	12M25/12M 24	4Q25	4Q25/3Q25
Total revenue	409,735	8.2%	102,375	4.5%
Provisions	(69,290)	65.0%	(14,704)	(38.5%)
Net operating income	**340,445**	**1.1%**	**87,671**	**18.3%**

Commercial activity:

The loan portfolio for this segment increased by 2.2% since December 31, 2024, primarily due to a migration of SME clients to this portfolio resulting from their business growth in recent periods. During the quarter, loans decreased by 2.0% QoQ, in line with the appreciation of the Chilean peso (CLP) during the quarter, which impacted the balance of loans in US dollars for exporting and importing clients. Deposits decreased by 0.8% as of December 31, 2024, in line with lower demand for loans during the year, and increased by 3.3% QoQ, mainly due to greater liquidity among our clients at year-end. The main strategic objective for this segment is to focus on the client's overall profitability across both lending and non-lending activities.

Results:

Middle-market's gross revenue increased 8.2% YoY, primarily due to higher margins from portfolio growth and increased fees and financial transactions generated by our business clients. This was offset by increased provisions related to proactive initiatives to improve portfolio quality and some specific write-offs.

In the quarter, Middle-market's net income increased 18.3% QoQ mainly due to higher fees and lower provisioning expenses following initiatives in recent quarters to improve asset quality.

Corporate Investment Banking (CIB):

Financial accounting information

ACTIVITY

$ million	Dec-25	Dec-25/ Dec-24	4Q25/3 Q25
Loans	2,139,201	(7.1%)	(4.5%)
Deposits	7,313,098	(12.5%)	3.6%

RESULTS

$ million	Dec-25	12M25/12M 24	4Q25	4Q25/3Q25
Total income	413,385	(10.8%)	102,845	(3.5%)
Provisions	765	(114.6%)	(875)	(158.2%)
Net operating income	**414,150**	**(9.6%)**	**101,970**	**(5.6%)**

Commercial activity:

The loan portfolio in the CIB segment decreased by 7.1% since December 31, 2024, with a 4.5% QoQ decrease, mainly related to the appreciation of the Chilean peso in the fourth quarter, affecting our foreign trade clients.

Deposits decreased by 12.5% since December 31, 2024, explained by lower time deposits in Chilean pesos (CLP). This trend improved during the quarter, with time deposits in CLP and demand deposit funds increasing by 3.6% QoQ.

Results:

Gross income in this segment decreased 10.8% YoY, primarily due to lower net interest income resulting from lower loan and deposit volumes, lower financial advisory fees, and lower financial transaction results. This was partially offset by a release of provisions during the period related to initiatives undertaken to improve the overall portfolio quality.

In the quarter, CIB's gross income decreased 3.5% QoQ due to lower financial transaction gains resulting from reduced market-making demand. Additionally, the third quarter saw a release of provisions in line with initiatives to improve portfolio quality and write-offs, a trend that was not repeated in 4Q25.

Corporate activities:

Financial accounting information

ACTIVITY

$ million	Dec-25	Dec-25/ Dec-24	4Q25/3 Q25
Loans	464,626	114.2 %	4.9 %
Deposits	2,721,359	(6.6) %	11.7 %

RESULTS

$ million	Dec-25	12M25/12M 24	4Q25	4Q25/3Q25
Total revenue	(247,874)	(36.1%)	(72,863)	(12.0)%
Provisions	95,878	317.5%	1,105	(132%)
Net operating income	**(151,996)**	**(58.4%)**	**(71,758)**	**(16.7) %**

Results:

The results of corporate activities and Asset & Liability Management (ALM) showed improvement compared to the previous year, with a smaller gross income loss of $247,874 million. This improvement was attributed to a reduction in the cost of funding managed by the Asset & Liabilities Committee (ALCO), which was less negative than the previous year, reflecting the policy rate cuts during this period. Additionally, the new provisioning model for the consumer loan portfolio came into effect in January 2025. As a result, the Bank reallocated voluntary provisions from corporate activities to Retail Banking to offset the impact of this change, resulting in a release of provisions during the period. Furthermore, in the second quarter, there was a release of voluntary provisions related to the commercial loan portfolio.

In the quarter, net operating income had a loss of $71.758 million, lower than the previous quarter, explained mainly by a lower loss in margin and net fee income.

Section 4: Balance sheet and Results

Balance sheet

Loan portfolio

Loans by product:

Financial accounting information

(Ch$ million)	YTD			% Change	
	Dec-25	Sept-25	Dec-24	Dec-25/ Dec-24	Dec-25/ Sept-25
Consumer loans	6,057,304	5,901,594	5,911,638	2.5%	2.6%
Santander Consumer (car loans)	1,080,862	1,068,864	1,016,271	6.4%	1.1%
Credit cards	2,061,691	1,937,595	1,980,680	4.1%	6.4%
Other consumer loans	2,914,751	2,895,135	2,914,686	—%	0.7%
Mortgage	17,443,563	17,454,306	17,559,769	(0.7%)	(0.1%)
Commercial	17,363,835	17,600,148	17,821,154	(2.6%)	(1.3%)
Interbank	68,178	32,230	31,283	117.9%	111.5%
Total(1)	40,932,880	40,988,278	41,323,843	(0.9%)	(0.1%)

1. Total gross loans at amortized cost.

Total loans decreased by 0.9% compared to December 31, 2024, due to a decline in the commercial and mortgage portfolios. However, compared to the previous quarter, there was a 0.1% QoQ increase in commercial lending, driven by higher commercial loans.

Approximately 58% of our portfolio is indexed to the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account), given that most mortgage loans are denominated in UF and around 35% of commercial loans are as well. On the other hand, around 20% of commercial loans (from the Middle-market and CIB segments) are denominated in foreign currency, primarily US dollars. Therefore, commercial loans denominated in US dollars have shown volatility in recent quarters due to exchange rate fluctuations.

Commercial loans decreased by 2.6% as of December 31, 2024, and by 1.3% QoQ due to the impact of the Chilean peso's appreciation against the US dollar on our foreign currency loans, particularly trade finance loans, and lower demand for new commercial loan originations in the macroeconomic context.

Mortgage originations decreased by 0.7% as of December 31, 2024, and by 0.1% QoQ. In the last year, the origination of new mortgage loans has declined due to continued weak demand, affected by rising housing prices, inflation, and interest rates in recent years. With the start of the government mortgage subsidy program, the flow of applications and approvals for new mortgages has increased, indicating a more positive trend for new loan originations in the coming periods.

Consumer loans increased by 2.5% since December 31, 2024, and by 2.6% QoQ. Within our consumer loans, credit card loans increased by 4.1% since December 31, 2024, and by 6.4%QoQ, while installment consumer loans increased by 0.7% QoQ, indicating more stable debt for customers.

Also within consumer loans is the auto financing business, Santander Consumer, which has shown positive trends with an increase of 6.4% since December 2024 and an increase of 1.1% in the quarter thanks to greater commercial agreements with car dealerships.

Financial Investments:

Financial accounting information

	YTD			% Change	
(Ch$ million)	Dec-25	Sept-25	Dec-24	Dec-25/ Dec-24	Dec-25/ Sept-25
Financial assets for trading at fair value through profit or loss (Trading portfolio)	714,628	583,742	329,327	117.0%	22.4%
Financial assets at fair value through other comprehensive income (Available-for-sale portfolio)	3,889,952	3,711,132	2,762,388	40.8%	4.8%
Financial assets at amortized cost (Portfolio held to maturity)	5,525,242	5,494,359	5,176,005	6.7%	0.6%
Total	**10,129,822**	**9,789,233**	**8,267,720**	**22.5%**	**3.5%**

It is important to note that our financial investment portfolio is mainly composed of HQLA (high-quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds, and US Treasury bonds.

Financial assets at fair value through other comprehensive income increased by 40.8% in the twelve months ending December 31, 2025, due to higher bonds and notes issued by the Chilean Treasury. Financial assets at amortized cost increased by 6.7% due to higher bonds issued by the Treasury. As of December 2025, HTM instruments had a fair market value of CLP 5,593,724 million.

Demand deposits grew 7.4% in the quarter.

Funding:

Financial accounting information

(Ch$ million)	Accumulated			% change	
	Dec-25	Sept-25	Dec-24	Dec-25/ Dec-24	Dec-25/ Sept-25
Demand deposits	14,075,590	13,104,053	14,260,609	(1.3%)	7.4%
Time deposits	16,493,783	16,252,367	17,098,625	(3.5%)	1.5%
Total deposits	**30,569,373**	**29,356,420**	**31,359,234**	**(2.5%)**	**4.1%**
Mutual Fund Brokerage (1)	14,556,643	15,276,206	13,587,869	7.1%	(4.7%)
Total Customer Funds	**45,126,016**	**44,632,626**	**44,947,103**	**0.4%**	**1.1%**
Bonds (2)	10,277,061	10,447,129	10,737,354	(4.3%)	(1.6%)
Liquidity Coverage Ratio (LCR) (3)	187.7%	171.8%	190.8%		
Net stable financing ratio (NSFR) (3)	115.1%	111.0%	106.3%		

1. Banco Santander Chile is the exclusive intermediary for mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2. It includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated in accordance with Chilean regulations.

The Central Bank of Chile's interest rate cuts began in mid-2023, when the rate reached a record high of 11.25%. The cuts continued in 2024 and 2025, reaching a rate of 4.5% in December 2025, representing a reduction of 675 basis points.

The Bank's total deposits decreased by 2.5% as of December 31, 2024, driven by a 3.5% decrease in time deposits and a 1.3% decrease in demand deposits. This decline is attributed to less attractive interest rates, while mutual funds are performing better, having grown by 7.1% as of December 31, 2024. In the fourth quarter of 2025, total deposits increased by 4.1%, with demand deposits growing by 7.4% and time deposits by 1.5%, partially offset by a 4.7% QoQ decrease in mutual funds, reflecting a preference for greater liquidity at year-end. Overall, our clients' funds grew by 0.4% as of December 31, 2024, and by 1.1% QoQ.

Bonds decreased by 1.6% in the fourth quarter of 2025 and by 4.3% since December 31, 2024. In January 2025, the Bank made a payment on a maturing 144a bond for USD 704 million. During 2025, the Bank issued bonds totaling UF 17,540,000,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000,000,000, and USD 20,000,000, taking advantage of attractive opportunities in various fixed-income markets both domestically and internationally. Additionally, in January 2026, the Bank issued a 144a bond for US$500 million maturing in November 2030 at a rate of 4.55%.

The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets relative to net cash outflows, was 187.7% as of December 31, 2025, well above the minimum. At the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 115.1%, also above the legal minimum established for this ratio.

Equity increases 10.1% YoY driven by higher profits during the year.

Equity:

Financial accounting information

(Ch$ million)	YTD			% change	
	Dec-25	Sept-25	Dec-24	Dec-25/ Dec-24	Dec-25/ Sept-25
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,459,800	3,459,800	3,232,505	7.0%	0.0%
Valuation adjustment	(71,181)	(103,575)	(107,174)	(33.6%)	(31.3%)
Retained Earnings:					
Retained earnings prior periods	23,757	39,022	24,324	(2.3%)	(39.1%)
Income for the period	1,053,209	797,869	857,623	22.8%	32.0%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(637,190)	(492,040)	(606,141)	5.1%	29.5%
Equity attributable to equity holders of the Bank	**4,719,698**	**4,592,379**	**4,292,440**	**10.0%**	**2.8%**
Non-controlling interest	119,942	115,089	104,394	14.9%	4.2%
Total Equity	**4,839,640**	**4,707,468**	**4,396,834**	**10.1%**	**2.8%**

Total equity reached $4,839,640 million as of December 31, 2025, an increase of 2.8% QoQ and 10.1% compared to December 31, 2024, due to higher profits during the period.

At the Annual General Meeting of Shareholders held on April 22, 2025, the distribution of a dividend of 70% of the 2024 profits was approved, equivalent to Ch$ 600,336 million, and a dividend per share of Ch$3.19 with a yield of 5.4%. The Bank had already fully provisioned for this dividend.

As of December 2025, and in accordance with the year's outlook and results expectations, the Bank has established a dividend provision of 60% of 2025 profits. Given the above, the capital ratios already reflect a dividend provision in line with historical dividend payments.

Solid capital levels, with a CET1 of 11.0% and a ROAE of 23.5% in 12M25.

Capital adequacy and ROAE:

Financial accounting information

(Ch$ million)	YTD			% change	
	Dec-25	Sept-25	Dec-24	Dec-25/ Dec-24	Dec-25/ Sept-25
Core Capital (CET1)	4,601,923	4,601,080	4,268,409	7.8%	0.02%
AT1	629,468	671,738	693,382	(9.2%)	(6.3%)
Tier I	5,231,391	5,272,818	4,961,791	5.4%	(0.8%)
Tier II	1,815,931	1,812,960	1,999,525	(9.2%)	0.2%
Regulatory capital	7,047,322	7,085,778	6,961,316	1.2%	(0.5%)
Market risk weighted assets	7,143,966	7,648,752	5,967,201	19.7%	(6.6%)
Operational risk weighted assets	5,019,913	4,964,597	4,923,679	2.0%	1.1%
Credit risk weighted assets	29,551,588	29,931,015	29,921,944	(1.2%)	(1.3%)
Risk weighted assets	41,715,467	42,544,364	40,812,824	2.2%	(1.9%)
Core Capital ratio	11.0%	10.8%	10.5%		
Tier I ratio	12.5%	12.4%	12.2%		
Tier II ratio	4.4%	4.3%	4.9%		
BIS ratio	16.9%	16.7%	17.1%		
Leverage (1)	7.2%	7.2%	6.9%		
Quarterly ROAE	22.0%	21.8%	26.0%		
YTD ROAE	23.5%	24.0%	20.2%		

1. Leverage: Core capital / Total regulatory assets, as calculated by the CMF.

In April 2025, the CMF informed the Bank of a Pillar 2 charge of 25 basis points. Fifty percent of this charge was to be established by June 2025, of which 56.3% was to be comprised of CET1 capital. This resulted in a minimum CET1 requirement of 9.08% at the end of 2025. Recently, in January 2026, the CMF published new capital requirements for this item, reducing the Bank's requirement to 13 basis points, which is what it had already established by June 2025, thus eliminating the remaining 50% requested in April 2025.

Risk-weighted assets (RWA) increased 2.2% as of December 31, 2024, and decreased 1.9% QoQ, primarily due to initiatives to reduce market risk-weighted assets. With higher earnings generation in 2025 compared to 2024 and controlled growth in risk-weighted assets, our CET1 ratio increased 50 basis points to end the year at 11.0%, above our minimum requirement of 9.08%, and the overall Basel III ratio reached 16.9% as of December 2025.

The Bank's 2025 ROAE reached 23.5% for the full year, driven by higher earnings. The Bank's ROAE was 22.0% in 4Q25, up from 21.8% in 3Q25 due to slightly higher inflation during the quarter.

Results

Interest income and readjustments rebound 10.9% YoY with a NIM of 4.0% due to a better cost of funds.

Interest income and readjustments:

Financial accounting information

Ch$ million	YTD		% change	Quarterly			% change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Net interest income(1)	1,746,869	1,504,741	16.1%	453,197	434,528	423,489	7.0%	4.3%
Net income from readjustments(2)	269,827	313,562	(13.9%)	51,012	44,412	97,233	(47.5%)	14.9%
Total net income from interest and readjustments	**2,016,696**	**1,818,303**	**10.9%**	**504,209**	**478,940**	**520,722**	**(3.2%)**	**5.3%**

1. Net income from interest-bearing assets and liabilities plus the finance cost of cash flow hedges.
2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.

Margin indicators:

Non-accounting financial information

Ch$ million	YTD		% change	Quarterly			% change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Average interest-earning assets	50,373,919	50,885,311	(1.0%)	50,876,386	50,627,398	49,114,919	3.6%	0.5%
Average loans	40,983,909	40,842,800	0.3%	40,925,553	40,989,877	40,811,044	0.3%	(0.2%)
Avg. net gap in inflation indexed (UF) instruments (1)	7,404,908	7,518,560	(1.5%)	6,679,043	7,233,773	7,694,104	(13.2%)	(7.7%)
Interest earning asset yield (2)	7.5%	8.0%		7.41%	7.13%	8.4%		
Cost of funds (3)	3.8%	4.7%		3.68%	3.58%	4.4%		
Net interest margin (NIM) (4)	**4.0%**	**3.6%**		**4.0%**	**3.8%**	**4.2%**		
Inflation rate (5)	3.4%	4.4%		0.6%	0.6%	1.3%		
Central Bank reference rate	4.5%	5.0%		4.5%	4.8%	5.0%		
Average Central Bank reference rate	4,88%	6.19%		4.71%	4.83%	5.26%		

1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest-earning liabilities and demand deposits.
4. Net interest income divided by average earning assets.
5. Inflation measured as the variation of the UF in the period.

Net interest income and readjustments (NII) accumulated as of December 31, 2025, increased by 10.9% YoY. This increase in NII was mainly due to lower interest expenses resulting from the effect of the lower monetary policy rate on our funding cost, which fell from 4.7% to 3.8% in 12M25. Meanwhile, the rate of return on generated assets fell less, from 8.0% to 7.5% in the same period.

The Bank has a shorter duration of interest-bearing liabilities than of interest-bearing assets, so our liabilities reflect price changes more quickly than our assets. The Central Bank began cutting the Monetary Policy Rate (MPR) in July 2023 from its peak of 11.25%, reaching 5.0% by December 2024. It continued these cuts in 2025, implementing two reductions of 25 basis points each, ending the year at 4.50% by December 2025. Our time deposits represent 34.9% of our funding as of December 2025, and these deposits generally have a duration of 30-60 days, so they quickly reflect the new rate. This has resulted in a rapid recovery in net interest income, increasing by 16.1% YoY.

Net income from readjustments decreased by 13.9% in 12M25 compared to the same period in 2024 due to the lower variation of the UF (3.4% in 12M25 compared to 4.4% in the same period in 2024). With this, we have reduced our exposure to the UF by an average of 1.5% during 2025 compared to 2024.

In 4Q25, total net interest and readjustment income increased by 5.3% compared to 3Q25, primarily due to a 4.3% increase in interest income during the quarter. This is explained by a higher spread on our assets during the quarter. Meanwhile, readjustment income increased by 14.9% in 4Q25, where the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) variation remained stable at 0.6%, but with one month of negative inflation in 3Q25. Given the above, we positioned the balance sheet for a lower inflation scenario (or months with negative inflation) by reducing the UF GAP by 7.7%.

Compared to 4Q24, total net interest and readjustment income decreased by 3.2% in 4Q25 due to a 47.5% decrease in readjustment income resulting from the lower variation in the UF (Unidad de Fomento, a Chilean inflation-indexed unit of account) during the quarter. Interest income in 4Q25 increased by 7.0% compared to4Q24. This was primarily due to a 3.6% increase in average interest-earning assets and lower funding costs, which decreased from 4.4% in 4Q24 to 3.68% in 4Q25, related to the lower average Monetary Policy Rate (MPR), which fell from 5.26% to 4.71%.

With these funding cost and inflation dynamics, the NIM increased from 3.6% in 12M24 to 4.0% in 12M25 and from 4.2% in 4Q24 and 3.8% in 3Q25 to 4.0% in 4Q25.

Cost of credit of 1.39% YTD and coverage at 114.5%

Provision expense

Financial accounting information

Ch$ million	YTD		% change	Quarterly			% change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Provisions for credit risk owed by banks and loans and accounts receivable from customers (1)	(855,731)	(675,794)	26.6%	(192,491)	(186,349)	(177,287)	8.6%	3.3%
Special provisions for credit risk (2)	94,269	(3,359)	--%	(1,953)	(1,466)	(2,960)	--%	33.2%
Gross provisions	**(761,462)**	**(679,153)**	**12.1%**	**(194,444)**	**(187,815)**	**(180,247)**	**7.9%**	**3.5%**
Recovery of bad debts	192,640	153,944	25.1%	55,919	43,446	49,011	14.1%	28.7%
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(3,950)	(622)	535.0%	(3,858)	744	(1,076)	258.6%	(618.5%)
Credit loss expense	**(572,772)**	**(525,831)**	**8.9%**	**(142,383)**	**(143,625)**	**(132,311)**	**7.6%**	**(0.9%)**

1. Includes write/offs.
2. Includes additional provisions and provisions for contingent credits.

Asset quality indicators and cost of credit:

Non-accounting financial information

	YTD		Quarterly		
	Dec-25	Dec-24	4Q25	3Q25	4Q24
Cost of credit (1)	1.39%	1.29%	1.38%	1.39%	1.29%
Expected loss ratio (LLA / total loans)	3.3%	2.9%	3.3%	3.2%	2.9%
NPL ratio (90 days or more overdue/ total loans)	3.2%	3.2%	3.2%	3.1%	3.2%
Impaired loan ratio (impaired loans / total loans)	7.1%	6.7%	7.1%	6.8%	6.7%
Coverage of NPLs (2)	114.5%	115.4%	114.5%	119.4%	115.4%

1. Annualized credit loss expense divided by average loans.
2. Balance sheet provisions including additional provisions divided by non-performing loans.

During the Covid-19 pandemic, asset quality benefited from state aid and pension fund withdrawals, resulting in a positive evolution of these assets during that period, before normalizing in line with the evolution of the economy and the draining of excess liquidity from households.

Currently, our customers' behavior reflects the state of the economy and the labor market, where non-perfoming loans are higher than pre-pandemic levels. Throughout 2025, the Bank implemented various initiatives to control and improve quality indicators. As a result, the impaired loan ratio increased from 6.7% in 4Q24 to 6.8% in 3Q25 and to 7.1% in 4Q25, reflecting loan restructuring. Consequently, the non-performing loan ratio (NPL) remained stable at 3.2% from 4Q24 to 4Q25. Finally, the expected loss ratio (loan loss provisions divided by total loans) increased from 2.9% in 4Q24 to 3.3% in 4Q25 due to higher provisions established in recent periods.

Net credit loss expenses totaled $572.772 million in the twelve-month period ending December 31, 2025, an increase of 8.9% compared to the same period in 2024. Similarly, the cost of credit increased from 1.29% on December 31, 2024 to 1.39% on December 31, 2025.

In the quarter, loan loss expense increased by 7.6% compared to 4Q24, driven by higher provisions for the commercial loan portfolio, particularly the group portfolio in normal performance, and partially offset by higher recoveries in the commercial and mortgage portfolios. Conversely, net loan loss expense decreased by 0.9% compared to 3Q25, primarily due to higher recoveries and partially offset by higher provisions for the individual commercial loan portfolio. Therefore, the cost of credit increased from 1.29% in 4Q24 to 1.39% in 3Q25 and to 1.38% in 4Q25.

The non-performing loan coverage ratio (which includes voluntary provisions set aside by the Board of Directors in recent years) has remained stable at 115.4% in 4Q24, 119.4% in 3Q25, and 114.5% in 4Q25. This ratio reflects the increase in non-perforning loans in the commercial and mortgage loan portfolios in recent years, as well as the greater weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral. Finally, the quality indicators are being affected in part by the slow growth and even contraction of some portfolios.

Net provision expenses for credit risk by product:

Financial accounting information

	YTD		% change	Quarterly			% change	
Ch$ million	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Consumer	(324,325)	(328,632)	(1.3%)	(68,758)	(98,896)	(72,862)	(5.6%)	(30.5%)
Commercial	(221,726)	(186,095)	19.1%	(72,575)	(38,942)	(53,544)	35.5%	86.4%
Mortgage	(26,720)	(11,104)	140.6%	(1,049)	(5,787)	(5,906)	(82.2%)	(81.9%)
Provisions for credit risk	**(572,772)**	**(525,831)**	**8.9%**	**(142,382)**	**(143,625)**	**(132,311)**	**7.6%**	**(0.9%)**

In January 2025, the regulatory change to the provisioning model for the consumer loan portfolio was implemented, for which we used additional provisions to cover the initial effect of $94 billion. Provisioning expenses for consumer loans decreased 1.3% in 12M25 compared to 12M24 and 5.6% compared to 4Q24 due to higher recoveries during the period offset by higher provisions. In the quarter, provisioning expenses for consumer loans decreased 30.5% compared to Q325 after a seasonal impact in September 2025 due to national holidays, which hampered collections in the previous quarter. The non-performing loan ratio of the consumer loan portfolio has been increasing from 2.2% in 4Q24, 2.4% in 3Q25 and 2.5% in 4Q25, and the impaired loan ratio of the consumer loan portfolio increased from 5.2% in 4Q24 to 5.2% in 3Q25 and 5.4% in 4Q25. The coverage ratio of the consumer loan portfolio reaches 325.7% at the close of December 2025.

Provision expenses for commercial loans increased by 19.1% in 12M25 compared to 12M24. Compared to 3Q25, they increased by 86.4% in 4Q25 and by 35.5% compared to 4Q24. This is due to specific initiatives to improve portfolio quality (including write-offs). As a result, the non-performing loan ratio for the commercial portfolio decreased from 4.1% in December 2024 to 3.4% in September 2025, closing the year at 3.6% in December 2025. The impaired loan ratio for commercial loans stood at 8.6% in 4Q24, 8.2% in 3Q25, and 8.6% in 4Q25, reflecting a higher number of restructured loans in the last quarter. On the other hand, the non-performing loan coverage ratio of this portfolio reached 129.5% as of December 2025.

Provisions for mortgage loans increased by 140.6% in 12M25 compared to the same period in 2024 due to a release of provisions in 3Q24, which was not repeated in 2025. Provisions for mortgage loans decreased by 81.9% from 3Q25 and by 82.2% compared to 4Q24 due to a greater recovery of previously written-off loans. In the quarter, the non-performing mortgage loan ratio stood at 3.1%, with a impaired mortgage loan ratio of 6.3%. As a result, the non-performing mortgage coverage ratio remained stable at 39.3% in December 2024, 40.2% in September 2025, and 37.2% in December 2025.

For more information on credit risk and asset quality, see Section 6: Risk.

Net fees increased 8.9% YoY, driven by a larger customer base and increased product usage

Net fees increased 8.9% YoY primarily due to higher fees from our main products: cards, mutual fund brokerage, checking accounts, and Getnet. In the quarter, fees increased 7.1% QoQ due to higher fees on cards, checking accounts, and fees generated by Getnet. This was thanks to an increase in customers and greater product usage.

With this, the recurrence ratio (total net commissions divided by structural support expenses) increased from 60.3% YTD in December 2024 to 63.7% YTD in December 2025, and from 62.5% in 3Q25 to 68.7% in 4Q25, demonstrating that more than half of the Bank's expenses are financed by the commissions generated by our customers.

Commissions by product:

Financial accounting information

The evolution of commissions by product was as follows:

Ch$ million	YTD		% change	Quarterly			% change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Cards	146,490	129,836	12.8%	36,661	34,696	34,357	6.7%	5.7%
Getnet	109,102	78,623	38.8%	31,343	27,310	23,380	34.1%	14.8%
Mutual fund brokerage	92,406	75,932	21.7%	24,063	24,325	20,211	19.1%	(1.1%)
Current accounts	80,774	73,076	10.5%	21,205	19,426	18,976	11.7%	9.2%
Collections	61,556	65,187	(5.6%)	13,793	15,563	16,596	(16.9%)	(11.4%)
Insurance brokerage	55,039	60,528	(9.1%)	14,714	14,924	13,789	6.7%	(1.4%)
Guarantees	42,340	34,893	21.3%	9,966	10,565	8,637	15.4%	(5.7%)
Prepayment of credits	15,595	17,108	(8.8%)	3,277	4,298	4,732	(30.7%)	(23.8%)
Others	(7,471)	11,884	(162.9%)	(332)	(6,659)	(1,932)	(82.8%)	(95.0%)
Total commissions	**595,831**	**547,067**	**8.9%**	**154,690**	**144,448**	**138,747**	**11.5%**	**7.1%**

Credit and debit card fees increased 12.8% in 12M25 compared to the same period in 2024, and increased 5.7% QoQ and 6.7% in 4Q25 compared to 4Q24. This variation is explained by the increased use of our customers' cards, driven by the growth of our customer base, reflecting the success of our strategy.

Getnet, our acquiring business, continues its strong growth and is driving an increase in the bank's SME customer base, with over 172,000 SMEs as clients. It currently has approximately 310,000 POS terminals in operation.

Mutual fund brokerage fees grew 21.7% in 12M25 compared to the same period in 2024 and 19.1% in 4Q25 compared to 4Q24 due to client demand for investment products in the context of a lower interest rate cycle and reduced preference for time deposits, in addition to the aforementioned expansion of our client base. Commissions generated by mutual fund brokerage decreased 1.1% QoQ related to a shift towards greater liquidity (transfer to checking accounts) towards year-end.

Current account fees increased by 10.5% in 12M25 compared to the same period in 2024 and by 11.7% in 4Q25 compared to 4Q24 and 9.2% QoQ. Growth in account openings continued throughout the quarter. As a result, the Bank's market share of total current accounts as of November 2025 is 21.8%. This growth is further driven by strong customer demand for US dollar current accounts, as customers can now open these accounts digitally through our platform in just a few simple steps. We opened 76,000 new accounts in the past 12 months (as of November 2025), bringing the total number of US dollar current accounts to 535,665, representing a total market share of 39.2%.

Collection fees decreased 5.6% in 12M25 compared to the same period last year and 16.9% in the quarter compared to 4Q24 due to lower collection fees related to credit and insurance. During 4Q25, collection fees decreased 11.4% QoQ related to weaker collection performance in insurance, credit, and other insurance-related areas.

Insurance brokerage decreased by 9.1% in 12M25 compared to the same period in 2024 and by 1.4% compared to 3Q25 due to lower commissions generated by insurance policies associated with mortgage loans. This trend is consistent with the lower demand we are seeing for retail loans compared to last year. In 4Q25, commissions from insurance brokerage increased by 6.7% compared to 4Q24 due to higher rates of non-loan-related insurance policies, such as life and auto insurance, during the quarter.

Guarantee commissions increased 21.3% in 12M25 compared to the same period in 2024 and 15.4% in 4Q25 compared to 4Q24 due to higher commissions from our corporate and middle-market clients, particularly related to Stand-by Letters in the first and third quarters of 2025. In the fourth quarter, guarantee commissions decreased 5.7% QoQ due to normalization after the strong performance in the third quarter.

The evolution of prepayment fees for loans is related to interest rate cuts in recent years. During 2024, interest rates fell, boosting loan prepayments, and therefore prepayment fees decreased in 2025 by 8.8% YoY, and by 30.7% in 4Q25 compared to 4Q24, and by 23.8% QoQ, primarily in commercial and consumer loans.

In the last item, Other, a loss of Ch$ 7,471 million was recognized in the twelve months ending December 31, 2025, related to fees expenses for services received and a worse performance of financial advisory services offset by an improvement for the same concept in the quarter, reaching a loss of Ch$332 million in 4Q25. During 2025, higher other commission expenses generated by corporate banking and middle-market companies were also recognized.

Net financial results income increased by 7.7% in 12M25.

Net financial results:

Financial accounting information

	YTD		% Change	Quarterly			% Change	
Ch$ million	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Financial assets and liabilities for trading	(43,556)	85,013	(151.2%)	(119,994)	94,965	86,954	(238.0%)	(226.4%)
Result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	2,938	(37,068)	(107.9%)	914	5,070	3,645	(74.9%)	(82.0%)
Foreign currency changes, readjustments and accounting hedges	306,963	199,383	54.0%	170,058	(18,834)	(23,751)	(816.0%)	(1002.9%)
Total net financial transactions	**266,345**	**247,328**	**7.7%**	**50,978**	**81,201**	**66,848**	**(23.7%)**	**(37.2%)**

Net financial results recorded a gain of $266.345 million in 12M25, an increase of 7.7% compared to 12M24 mainly due to higher results from the foreign currency position offset by lower results from the valuation of derivative contracts in 12M25.

In 4Q25, net financial results showed a gain of $50.978 billion, a decrease of 37.2% compared to 3Q25 and 23.7% in 4Q25 compared to 4Q24, mainly due to a loss in the valuation of derivative contracts.

For a better understanding of these lines, they are presented by business area in the following table:

Net financial results by business:

Non-accounting financial information

Ch$ million	YTD		% Change	Quarterly			% Change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Client	252,356	273,213	(7.6%)	56,906	66,103	69,627	(18.3%)	(13.9%)
Non-Client (1)	13,989	(25,885)	–%	(5,928)	15,098	(2,779)	113.3%	(139.3%)
Total net financial transactions	266,345	247,328	7.7%	50,978	81,201	66,848	(23.7%)	(37.2%)

1. Non-client income. These results include interest and mark-to-market effects from the Bank's trading portfolio, realized gains from the available-for-sale portfolio, and other results from the Finance Division.

Revenue from client treasury services reached $252,356 million as of December 12, 2025, a 7.6% decrease explained by lower market-making demand resulting from reduced volatility. This line item saw an 18.3% decrease in 4Q25 compared to 4Q24 and a 13.9% decrease compared to 3Q25, primarily due to lower market-making demand resulting from reduced FX volatility and weaker sales performance during the quarter.

Non-client treasury totaled a profit of $13.989 billion, compared to a loss in 12M24, primarily due to higher portfolio sales and forward results, offset by bond repurchases. In the quarter, non-client treasury totaled a loss of $5.928 billion, mainly due to negative impacts on hedging and lower gains from forwards.

Efficiency of 36.0% in 12M25 with operating expenses growing below inflation.

The Bank's efficiency ratio reached 36.0% as of December 31, 2025, an improvement on the 39.0% recorded for the same period of the previous year, with a quarterly efficiency ratio of 36.4%. Meanwhile, the cost-to-asset ratio remained at 1.5% in 2025 compared to the same period of the previous year, despite a reduction in our total assets.

In the quarter, operating expenses (which include other expenses) decreased by 2.0% compared to 3Q24 and by 1.4% compared to 3Q25. This is mainly due to lower administrative expenses. Total operating expenses increased by 1.8% in 12M25 compared to 12M24, below the annual inflation rate, driven by higher technology (administrative) and personnel expenses. This was offset by a decrease in other operating expenses resulting from specific expenditures during 2024 that were not repeated in 2025.

During the first quarter of 2025, the Bank celebrated a significant milestone: Project Gravity, which involved migrating its mainframe systems to the cloud. The migration of processing to our new cloud resulted in increased amortization and impairment losses related to legacy systems. Throughout 2025, the Bank focused on advancing the execution of its US$450 million investment plan for 2023-2026, with a focus on technology initiatives and branch renovations.

Operating expenses:

Financial accounting information

Ch$ million	YTD		% Change	Quarterly			% Change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Personnel expenses	(412,902)	(398,819)	3.5%	(104,907)	(102,189)	(100,431)	4.5%	2.7%
Administrative expenses	(387,605)	(366,431)	5.8%	(86,297)	(95,845)	(90,412)	(4.6%)	(10.0%)
Depreciation and amortization	(135,159)	(141,435)	(4.4%)	(34,009)	(33,124)	(35,723)	(4.8%)	2.7%
Core support costs	**(935,666)**	**(906,685)**	**3.2%**	**(225,213)**	**(231,158)**	**(226,566)**	**(0.6%)**	**(2.6%)**
Other operational expenses	(101,703)	(114,739)	(11.4%)	(33,914)	(30,714)	(37,294)	(9.1%)	10.4%
Impairment	(3,747)	(1,295)	--%	(823)	(1,826)	(1,295)	--%	(54.9%)
Operating expenses	**(1,041,116)**	**(1,022,719)**	**1.8%**	**(259,950)**	**(263,698)**	**(265,155)**	**(2.0) %**	**(1.4%)**

Productivity and efficiency indicators:

Non-accounting financial information

Ch$ million	YTD		% Change	Quarterly			% Change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Branches	229	236	(3.0%)	229	231	236	(3.0%)	(0.9%)
Traditional	109	119	(8.4%)	109	108	119	(8.4%)	0.9%
WorkCafé	94	89	5.6%	94	94	89	5.6%	–%
Renovated traditional	17	14	21.4%	17	17	14	21.4%	0.0%
Select	9	14	(35.7%)	9	12	14	(35.7%)	(25.0%)
Employees	**8,526**	**8,757**	**(2.6%)**	**8,526**	**8,583**	**8,757**	**(2.6%)**	**(0.7%)**
Efficiency ratio (1)	**36.0%**	**39.0%**	**(300)pb**	**36.4%**	**37.0%**	**36.5%**	**(10)pb**	**(60)pb**
Volume per branch ($mm) (2)	313,510	308,297	1.7%	313,510	305,531	308,297	1.7%	2.6%
Volume per employee ($mm) (3)	8,352	8,309	0.5%	8,352	8,223	8,309	0.5%	1.6%
Costs / Assets (4)	1.5%	1.5%	—pb	1.5%	1.6%	1.6%	(10)pb	(10)pb

1. Operating expenses divided by operating income.
2. Loans + deposits divided by branches (points of sale).
3. Loans + deposits divided by employees.
4. Annualized operating expenses / average total assets.

Personnel expenses increased by 3.5% in 12M25 compared to the same period in 2024, and compared to 3Q25 personnel expenses increased by 2.7% QoQ and by 4.5% compared to 4Q24 mainly due to the readjustment of salaries according to inflation and higher incentive expenses and offset by a drop in the number of employees of 2.6% in the same period.

Administrative expenses increased 5.8% in 12M25 compared to the same period in 2024 due to higher technology and data processing expenses, largely related to the aforementioned Gravity project. In 4Q25, administrative expenses decreased 4.6% compared to 4Q24 and decreased 10.0% compared to 3Q25 due to lower external data processing service expenses.

Depreciation expenses decreased 4.4% in 12M25 compared to the same period in 2024 and 4.8% compared to 4Q24 due to lower depreciation of internally generated software. In the quarter, depreciation expenses increased slightly by 2.7% Q4, mainly due to higher depreciation of other fixed assets.

Other operating expenses decreased 11.4% in 2025 compared to the same period in 2024, partly due to lower fraud expenses and reduced restructuring costs. Other operating expenses decreased 9.1% compared to 4Q24 due to lower operational risk insurance premiums and increased 10.4% QoQ, primarily due to higher expenses for other contingencies.

Other operating income, gains from investments in companies and taxes:

Financial accounting information

Ch$ million	YTD		% Change	Quarterly			% Change	
	Dec-25	Dec-24	Dec-25/ Dec-24	4Q25	3Q25	4Q24	4Q25/ 4Q24	4Q25/ 3Q25
Other operating income	7,016	8,048	(12.8%)	4,876	865	1,412	245.3%	463.7%
Result from investments in companies	9,289	10,436	(11.0%)	2,426	2,412	3,958	(38.7%)	0.6%
Results of non-current assets and discontinued operations	(3,743)	(8,311)	(55.0%)	(2,948)	3,934	(4,848)	(39.2%)	(174.9%)
Tax expense	**(207,934)**	**(209,811)**	**(0.9%)**	**(51,705)**	**(53,612)**	**(55,675)**	**(7.1%)**	**(3.6%)**
Effective rate	**16.3%**	**19.5%**		**16.6%**	**17.6%**	**16.9%**		

Income tax expense for the first 12 months of 2025 totaled $207,934 million, a 0.9% decrease compared to the same period in 2024 due to higher pre-tax profits. In the quarter, income tax expense decreased 3.6% QoQ, partly due to higher inflation. For tax purposes, our capital must be adjusted for inflation; therefore, when inflation is high, the effective tax rate tends to be lower. As of December 2025, the effective tax rate was 16.3%.

Section 5: Guidance

With all of the above in mind, the Bank's expectations for growth in volumes, capital and results for the year 2026 are as follows:

Indicator	Expectation	Key factor
Loans	Mid single digits growth	Demand reactivation driven by the macro environment.
NIM	c. 4%	Under current assumptions of the macro environment for rates and inflation and the asset-liability mix.
Non NII	Mid to High-single digit growth	Customer growth and product usage. Does not include potential regulatory changes related to interchange fees.
Efficiency	Mid 30s	Inflation, total employees, exchange rate, productivity, and investment plans.
Cost of credit	c. 1.3%	Subject to the evolution of the cycle.
ROAE	22-24%	Based on our estimates of key components including inflation, rates, and business growth.
CET1	c. 11%	ROE, equity growth and risk-weighted assets and dividend policy.

We estimate that ROAE levels will remain at these levels, above 20%, depending on macroeconomic projections and other external factors.

Section 6: Risks

Risk management in 4Q25 has focused on strengthening our risk structure in the face of weak economic activity and the labor market.

Credit risk

Estimated expected loss:

The provision estimate is based on expected loss models, in accordance with Chapter B1 of the CMF's Compendium of Accounting Standards. The loan portfolio is divided into loans analyzed as a group and loans analyzed individually. Within each group, there are different provisioning models for consumer loans, mortgages, and commercial loans. In simplified terms, provisions for most loans are determined using the following expected loss formula:


PROVISIONS
=
EXPOSURE
x
PROBABILITY OF NON-COMPLIANCE
x
SEVERITY
Value of the loan.
Probability % of debtor falling into non-compliance. This probability is determined depending on what type of client they are and their historical behavior, among other variables.
The percentage of exposure that the bank could lose if the debtor defaults. It is the division between the effective losses incurred, over exposure

Further information on the loan models can be found in note 2 of the Bank's financial statements.

Below you can see more details of the loan portfolio.

Loans and accounts receivable from customers As of December 31, 2025 (Ch$ million)	Assets before allowances						Established allowances								Net financial assets
	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio		Total	Normal portfolio		Substandard Portfolio	Non-compliant portfolio		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,552,077	4,501,522	1,130,613	621,489	484,924	13,290,625	68,313	64,691	51,374	214,706	167,606	566,690	2,191	568,881	12,721,744
Credits for foreign trade Chilean exports	769,504	8,587	75,594	13,275	2,984	869,944	17,320	296	9,526	7,404	1,635	36,181	-	36,181	833,763
Foreign trade credits for Chilean imports	781,684	73,088	37,944	15,462	3,750	911,928	20,799	1,899	2,509	11,635	2,050	38,892	-	38,892	873,036
Foreign trade credits between third countries	3,553	-	888	-	-	4,441	30	-	123	-	-	153	-	153	4,288
Current account debtors	65,065	30,698	4,361	1,152	6,932	108,208	1,482	1,169	423	564	3,803	7,441	-	7,441	100,767
Credit card debtors	27,149	112,834	2,287	758	11,183	154,211	739	3,354	244	354	6,199	10,890	-	10,890	143,321
Factoring operations	880,545	27,722	20,510	4,805	4,063	937,645	11,808	531	2,554	3,141	3,128	21,162	-	21,162	916,483
Commercial financial leasing operations	680,504	144,261	100,338	40,548	10,095	975,746	3,626	1,449	1,429	7,478	8,234	22,216	5	22,221	953,525
Student loans	-	22,817	-	-	6,953	29,770	-	576	-	-	2,174	2,750	-	2,750	27,020
Other credits and accounts receivable	6,263	63,549	313	1,800	9,392	81,317	75	2,264	30	892	4,803	8,064	-	8,064	73,253
Subtotal	**9,766,344**	**4,985,078**	**1,372,848**	**699,289**	**540,276**	**17,363,835**	**124,192**	**76,229**	**68,212**	**246,174**	**199,632**	**714,439**	**2,196**	**716,635**	**16,647,200**
Mortgage loans															
Loans with letters of credit	-	-	-	-	14	14	-	-	-	-	1	1	-	1	13
Mortgages transferable mutual loans	-	221	-	-	29	250	-	-	-	-	2	2	-	2	248
Loans with mutual funds financed with mortgage bonds	-	73,965	-	-	3,243	77,208	-	119	-	-	263	382	-	382	76,826
Other mortgage loans with mutual funds	-	16,182,762	-	-	1,079,757	17,262,519	-	35,119	-	-	147,170	182,289	-	182,289	17,080,230
Financial leasing operations for mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other credits and accounts receivable	-	86,194	-	-	17,378	103,572	-	324	-	-	2,040	2,364	-	2,364	101,208
Subtotal	**-**	**16,343,142**	**-**	**-**	**1,100,421**	**17,443,563**	**-**	**35,562**	**-**	**-**	**149,476**	**185,038**	**-**	**185,038**	**17,258,525**
Consumer loans															
Consumer loans in installments	-	3,576,117	-	-	280,251	3,856,368	-	163,524	-	-	158,008	321,532	-	321,532	3,534,836
Current account debtors	-	128,783	-	-	8,555	137,338	-	7,261	-	-	4,896	12,157	-	12,157	125,181
Credit card debtors	-	2,023,609	-	-	38,082	2,061,691	-	83,524	-	-	21,986	105,510	-	105,510	1,956,181
Consumer financial leasing operations	-	1,569	-	-	7	1,576	-	40	-	-	2	42	-	42	1,534
Other credits and accounts receivable	-	20	-	-	311	331	-	4	-	-	181	185	-	185	146
Subtotal	**-**	**5,730,098**	**-**	**-**	**327,206**	**6,057,304**	**-**	**254,353**	**-**	**-**	**185,073**	**439,426**	**-**	**439,426**	**5,617,878**
TOTAL	**9,766,344**	**27,058,318**	**1,372,848**	**699,289**	**1,967,903**	**40,864,702**	**124,192**	**366,144**	**68,212**	**246,174**	**534,181**	**1,338,903**	**2,196**	**1,341,099**	**39,523,603**

Distribution by economic sector

By economic sector, the Bank's portfolio is highly diversified, not showing a significant percentage exposed to a particular industry,and promoting a stable portfolio over time.



Credit quality of debtors

At the end of December 2025, the non-performing loan ratio remained stable at 3.2%, while the impairment ratio increased to 7.1%, reflecting how customers have restructured their debt. It is important to note that the slower loan growth means that the improvement in asset quality indicators has been slower to materialize.

Regarding the commercial portfolio, during 2025 we carried out several initiatives to improve the quality of this portfolio, including some write-offs, and with this, the commercial NPL ratio improved from 4.1% in September 2024 to 3.6% in December 2025 while the commercial impairment ratio remained stable at 8.6% in December 2025.

The mortgage portfolio deteriorated in 2024 due to household liquidity drain and increased monthly payments in recent years. Therefore, compared to five years ago, in an environment of a weaker labor market, we have seen a deterioration in payment behaviour. During 2025, clients began renegotiating their loans, which is reflected in the delinquency rate, which increased from 5.4% in December 2024 to 6.3% in December 2025. It is important to remember that mortgage loans are secured by property, and we maintain a loan-to-value (LTV) ratio of approximately 60% of the outstanding loan portfolio.

The consumer portfolio continues to show good performance with a stable impairment ratio of 5.4% and an NPL ratio of 2.5% in December 2025.

Total loan loss provisions increased 8.9% YoY, reflecting improvements in asset quality, and decreased 0.9% QoQ considering initiatives in the commercial loan portfolio, which were more significant in the second and third quarters of the year. As a result, the non-performing loan coverage ratio, including additional provisions, reached 114.5% in December 2025, and the expected loss ratio (loan loss provisions divided by total loans) increased to 3.3%.

Asset quality

Ch$ million	Dec-25	Sept-25	Dec-24	% Change Dec-25/ Dec-24	Dec-25/ Sept-25
Total loans[1]	40,932,880	40,988,278	41,323,844	(0.9%)	(0.1%)
Loan loss allowances (LLAs)[2]	(1,526,305)	(1,501,054)	(1,513,346)	0.9%	1.7%
Non-Performing Loans[3] (NPLs)	**1,332,660**	**1,257,571**	**1,311,374**	**1.6%**	**6.0%**
Consumer NPLs	153,358	139,896	132,145	16.1%	9.6%
Commercial NPLs	636,629	615,143	726,355	(12.4%)	3.5%
Mortgage NPLs	542,674	502,533	452,875	19.8%	8.0%
Impaired loans[4]	**2,941,628**	**2,813,387**	**2,782,562**	**5.7%**	**4.6%**
Consumer impaired loans	327,206	306,912	304,766	7.4%	6.6%
Commercial impaired loans	1,514,001	1,455,898	1,535,037	(1.4%)	4.0%
Mortgage impaired loans	1,100,422	1,050,577	942,758	16.7%	4.7%
Expected loss ratio[5] (LLA / total loans)	3.3%	3.2%	2.9%		
NPL ratio (NPL / total loans)	**3.2%**	**3.1%**	**3.2%**		
Consumer NPL ratio	2.5%	2.4%	2.2%		
Commercial NPL ratio	3.6%	3.4%	4.1%		
Mortgage NPL ratio	3.1%	2.9%	2.6%		
Impaired loan ratio (impaired / total loans)	**7.1%**	**6.8%**	**6.7%**		
Consumer impaired ratio	5.4%	5.2%	5.2%		
Commercial impaired ratio	8.6%	8.2%	8.6%		
Mortgage impaired ratio	6.3%	6.0%	5.4%		
NPL coverage ratio[6]	114.5%	119.4%	115.4%		
Coverage ratio without mortgages[7]	167.6%	172.0%	155.5%		
Consumer coverage ratio[8]	325.7%	352.4%	379.7%		
Commercial coverage ratio[9]	129.5%	131.0%	114.7%		
Mortgage coverage ratio[10]	37.2%	40.2%	39.3%		

1. Includes interbank loans.
2. Adjusted to include additional provisions ($299 billion in 2024 and $185 billion in September and December 2025)
3. Total gross loan amount with at least one installment more than 90 days late.
4. .. Includes: (a) for loans individually assessed for impairment: (i) the amount of all customer loans classified as C1 to C6 and ii) the amount of all customers with at least one loan in default (other than a mortgage with less than 90 days past due), regardless of category; and (b) for loans collectively assessed for impairment, the amount of all loans from a customer where the customer is delinquent on at least one loan or has been renegotiated.
5. LLA / total loans. Measures the percentage of loans for which the bank provisions given its internal model and FMC regulations. Adjusted to include additional provisions ($299 billion in 2024 and $185 billion in September and December 2025).
6. LLA/NPLs. Adjusted to include additional provisions ($299 billion in 2024 and $185 billion in September and December 2025).
7. Commercial and consumer NPLs. Adjusted to include additional provisions ($282 billion in 2024 and $168 billion in September and December 2025)
8. Consumer LLA/Consumer NPLs. Adjusted to include the $60 billion additional provisions for the consumer portfolio.
9. Commercial/commercial NPLs. Adjusted to include $128 billion in 2024 and $108 billion in September and December 2025.
10. Mortgage LLA/mortgage NPLs. Adjusted to include additional provisions of $17 billion for the mortgage portfolio.

Market risk

There are four main market risks that can affect the Bank: exchange rate, inflation, interest rate, and liquidity. Their measurement and control are the responsibility of the Market Risk Management team, which is part of the Risk Division. Limits are approved by the various committees in charge, primarily the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Integral Risk Committee.

The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and the Risk Management:

- Optimizing the cost of liabilities by seeking the most efficient financing strategies, including the issuance of bonds and bank lines of credit.

- Manage short- and long-term regulatory liquidity limits.

- Inflation risk management and exposure.

- Manage local and foreign currency exchange rate risk.

- Capital adequacy and requirements.

Liquidity risk

The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, in compliance with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units regarding the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business activities. Based on this information, the area maintains a portfolio of short-term liquid assets, primarily consisting of liquid investments, loans, and advances to other banks, to ensure the Bank has sufficient liquidity. The liquidity needs of the business units are met through short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily, determining future cash inflows and outflows. Additionally, stress tests are conducted at the end of each month, using a variety of scenarios that encompass both normal market conditions and market fluctuations. Liquidity policies and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, detailing the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures taken. These reports are submitted periodically to the ALCO for review.

The Bank obtains demand and time deposits from retail, MIddle-market and corporate clients. The Finance Department obtains funding from correspondent banks, debt instruments, commercial paper, and wholesale time deposits. While most obligations to banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities, with a large proportion payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk, and therefore, the Bank actively manages this risk through continuous monitoring of market trends and pricing management.

High-quality liquid assets

High-quality liquid assets (HQLAs) are an essential component of liquidity risk management. They consist of balance sheet assets, primarily composed of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets the least liquid.

As of December 31, 2025, the Bank's ALAC amounted to $8,136,013 million and corresponded mainly to Level 1 liquid assets, composed mainly of bonds of the Republic of Chile, Central Bank of Chile and United States Treasury.

Liquid Assets (Consolidated Ch$ million)



Tier 2: Fixed Income, 3,163
Tier 1: Available, 1,904,994
Tier 1: Fixed Income, 6,227,856

Regarding liquidity, the main metrics managed by the Bank's Finance Division are the following:

1. Liquidity Coverage Ratio (LCR).

2. Net stable financing ratio (NSFR).

LCR

The Liquidity Coverage Ratio (LCR) measures the percentage of liquid assets relative to net cash outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities.

As of December 31, 2025, this indicator for Banco Santander Chile stood at 187.7% above the minimum (100%). This reflects the conservative liquidity requirements established by the board of directors through the ALCO committee.

Evolution of LCR



Dic-24	Mar-25	Jun-25	Sept-25	Dic-25
190.8%	192.9%	177.7%	171.8%	187.7%

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, enabling banks to maintain a stable funding profile relative to their operations. As of December 31, 2025, the NSFR stood at 115.1%.

Evolution of NSFR



Interest rate risk: banking book

For its financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term interest rates, resulting in mismatches when interest rate adjustments occur. To manage this risk, Banco Santander Chile conducts a sensitivity analysis regarding both local and foreign currencies. Through simulations, limits are set on the maximum potential loss that interest rate movements could have on capital and net financial income budgeted for the year.

	December 31, 2025	
	Effect on financial income	Effect on capital
Financial management portfolio – local currency (in $MM)		
Loss limit	175,196	370,271
High	9,968	186,784
Low	11,605	96,459
Average	703	131,800
Financial management portfolio – foreign currency (in MM$US)		
Loss limit	40,531	180,138
High	9,586	68,145
Low	—	—
Average	1,099	20,534
Financial management portfolio – consolidated (in $MM)		
Loss limit	175,196	370,271
High	27,182	348,027
Low	4,600	237,954
Average	13,044	273,792

VaR trading portfolio

In the case of the trading portfolio, risk is estimated and managed using Value at Risk (VaR) limits, which have been maintained within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank should not have significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled using Value at Risk (VaR) limits.

The table below shows the evolution of the Bank's consolidated VaR for the trading portfolio, which includes foreign exchange risk and interest rate risk.

VAR	December 31, 2025 US$ million
Consolidated:	
High	2.87
Low	1.05
Average	1.67
Fixed income investments:	
High	2.83
Low	0.96
Average	1.36
Foreign currency investments	
High	2.62
Low	0.16
Average	1.04

Risk of inflation

The Bank holds assets and liabilities that are adjusted according to the variation of the Unidad de Fomento (UF). Generally, the Bank has more assets than liabilities denominated in UF, and therefore, moderate increases in inflation have a positive effect on readjustment income, while a decrease in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-bearing assets.



GAP UF (Ch$ millions)

Operational risk

As of December 31, 2025, the operational risk loss totalled Ch$ 41,170 million mainly related to external fraud expenses.

Section 7: Credit Risk Classifications

The Bank has the following credit ratings:

International rankings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A–
Long-term Local Issuer Credit	A–
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
Long-term Issuer credit	AA–
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local rankings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Share performance

As of December 31, 2025

Shareholder composition



Free float 33%

Santander Group 67%

Average traded volume

US$ million, Last twelve months to December 31, 2025



11.3

6.1

5.2

Dic-25

■ Santiago Stock Exchange ■ NYSE

Total Return

Santander ADR vs. MSCI EM (Base 100 = 12/31/2024)



— BSAC — MSCI EM

74.2

34.3

Dec-24   May-25   Aug-25   Dec-25

Stock price

ADR Price (US$) 12M25

31/12/2025:	31.10
Maximum:	31.67
Minimum:	18.24

Local stock price ($) 12M25

31/12/2025:	71.10
Maximum:	71.99
Minimum:	46.00

Dividends

Year paid	$/share	% profit from previous year
2022	2.47	60%
2023	2.57	60%
2024	1.84	70%
2025	3.19	70%

Total Return

Santander vs IPSA (base 100= 12/31/2024)



— BSAN — IPSA

60.5

56.9

Dec-24   May-25   Aug-25   Dec-25

Share information

Market capitalization: US$ million	14,652
P/E last 12 months*:	12.30
P/BV (31/12/2025)**:	2.90
Dividend yield***:	5.4%

* Price as of December 31, 2025 / earnings of the last 12 months. ** Price/book value as of November 30, 2025. ***Based on the closing price of the record date of the last dividend paid

Annex 1: Strategy

Our strategy

Our success is based on a clear purpose, mission, and way of doing things.

In its more than four decades in Chile, Banco Santander Chile has achieved leadership in market share, asset strength and profitability.

Our purpose	*Our mission*	*Our style*
Helping people and businesses thrive	To be the best financial services company, acting responsibly and earning the loyalty of our employees, customers, shareholders and communities.	Simple, Personal and Fair

Our strategy for value creation:



Digital Bank with Work/Café
Value Creation
ROAE >20%
Payout between 60-70%
1
Client centered
New and active clients
2
Global platform and process automatization, leveraging AI
Focused on cost per active client and efficiency
3
Transactional solutions & non-credit services
Increasing fees and financial transactions
4
Client activity
Increasing volume transaction
5
Capital
With solid levels of CET1
Key KPIs to watch
+5 million total clients (2026)
Levels of efficiency improving
Fees growing faster than loans
Digital sales
~11%

Furthermore, the strategy is framed within the Group's principles at a global level, where all operations must aim for organization-wide objectives.

Key developments in our strategy

Digital Bank with Work/Cafes

Our strategy is based on cutting-edge technology and customer-centric processes and products. We are building a bank with strengths in digital channels that enable secure, fast, and user-friendly digital onboarding, offering digital accounts for the mass market and our SMEs, as well as payment services through Getnet for entrepreneurs and small and medium-sized businesses. These initiatives not only encourage our customers to become increasingly digital but are also increasing financial inclusion in these segments by providing an initial approach through transactional services, with the potential to expand to include other products and financing options, such as credit cards and loans.

The transformation of our branch network into Work/Café is a key part of our strategy, assessing the needs of our customers in different areas and providing branches that not only meet their financial needs, but also offer a pleasant environment for them to approach us.

Customers:

Customers:	2022	2023	2024	2025
Total customers	3,910,094	4,052,314	4,311,488	4,608,182
Loyal customers	855,156	850,905	1,305,953	1,378,876
Digital customers	1,981,540	2,113,128	2,238,774	2,291,971

Total customers increased by 6.9% YoY, including the impact from the bank's ongoing efforts to close unused accounts to protect customers from fraud and cyberattacks. Similarly, digital customers grew by 2.4% YoY, driven by the success of digital initiatives.

Digital customers:

As a result of these efforts, the Bank's market share in current accounts remains strong. According to the latest publicly available information, as of November 2025, our market share in current accounts reaches 21.8%. These figures do not include our savings accounts.

On the other hand, demand for dollar checking accounts continues to grow. As of November 2025, we hold a 39.2% market share and have opened 76,000 dollar checking accounts in the last twelve months, thanks to the ease of opening these accounts online and the continued demand from our customers. Furthermore, our digital customer base continues to expand, reaching over 2.3 million digital customers, representing 85% of our active customers. The majority of these are checking account holders, and the most popular products are deposits, credit cards, investment funds, and general insurance.



DIGITAL CUSTOMERS

1,246,996

2,291,971

dic-19 · sept-20 · jun-21 · mar-22 · dic-22 · sept-23 · jun-24 · mar-25 · dic-25

* Digital customers are those who access their account online or through the App at least once a month.

Regarding our SMEs, we are maintaining strong account growth thanks to initiatives like Getnet (our acquiring bank) and our 100% digital SME current accounts, which provide access to a current account, debit card, and Office Banking, our business transaction platform. With these initiatives, we offer a wide range of products, meeting their transactional needs and supporting their business growth.



SME CUSTOMERS: TOTAL AND ACTIVE (Thousands)
Total customers
Active customers
339,259
467,720
192,145
260,648
Mar-23
Dec-25

NUMBER OF CURRENT ACCOUNTS OF COMPANIES in CLP and MX (Thousands)
547,520
301,196
mar-23
nov-25

+ **4%** To SME clients

+ **6%** YoY active SME clients

+ **19%** YoY Current Accounts for Companies

With these initiatives, including Getnet, we continue to see significant growth in current accounts for SMEs and companies, which are projected to increase 19% YoY through November 2025, reaching a market share of 40.2%, according to data published by the CMF (Chilean Financial Market Commission). Thanks to the way we build relationships with these SMEs and the convenience of our digital channels, we are also seeing a 4% YoY increase in SME customer growth. In addition, we offer credit cards and other financing options for qualifying customers.

Expansion in payment services

Getnet's entry into the Chilean acquiring market continues to show positive results. Customer acquisition has been strong, with over 310,000 POS terminals operational, driven by robust demand from SMEs and expanding into larger clients requiring a Host-to-Host solution. Getnet offers an integrated payment system for more sophisticated customers.

More recently, Santander's POS terminals have transformed into financial service points, enabling everything from bill payments to deposits and international transfers at thousands of local businesses. You can even open checking accounts at some stores in just three minutes, paperless. This helps our SME clients offer more services in their stores, while we increase our presence at more efficient locations. Furthermore, e-commerce is also attracting businesses to expand their online sales.

We continue to grow in Work/Café branches

As of December 2025, we have a total of 94 Work/Café locations, which include different types such as Work/ Café Investments, StartUp, Expresso and regular locations, and we are in the process of renovating traditional branches to a Work/Café look and feel.

As part of the Work/Café network, we have 12 Work/Café Express locations. These are our transaction centers offering teller or self-service options, a service desk, card printing machines, and lockers for product delivery—all in a Work/Café format. Here, our customers can conduct their transactions in an efficient and secure environment, providing an enhanced customer experience. These high-tech branches deliver greater efficiencies in our cash management, allowing us to continue consolidating our branch network.

With all of the above, we continue to find efficiencies in our branch network, with over 36% of our branches cashless.

Leading among our Chilean competitors in NPS

As a result of all our efforts, our customers are extremely satisfied with us. As of December 2025, our NPS reached 59 points, and our contact center reached 69 points. Our digital channels also continue to be a strength, with our app achieving an NPS of 75 and our website 73 points.



69 points
Contact Center

75 points
Application (App)

73 Points
Website

1. Source: Activa study for Santander, based on 50,000 customer surveys and over 1,200 competitor surveys over a 6-month period. Measures Net Overall Satisfaction and Net Recommendation across three main attributes: service quality, product quality, and brand image. Percentage of customers giving a score of 9 or 10 minus those giving 1-6. Audited by an external provider.
* Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank

Corporate governance

For more information on our corporate governance, Board of Directors and organizational structure, please see the Corporate Governance section of our website.

Latest events

Further information on the Bank's latest developments can be found in notes 5 and 49 to the financial statements.

Awards

- Top Employer Certification January 2025 (seventh consecutive year)

- Euromoney: Best Bank in Chile, Best Private Bank in Chile for the Ultra High Net Worth segment.

- U.S. Green Building Council: Green Building Leadership Award, for its commitment to the development of sustainable infrastructure, highlighting its strategic vision in sustainability and efficient design of its spaces.

- Global Finance: Best Bank for SMEs in Chile.

- Latin Finance: Best Bank in Chile.

- The Banker: Best Bank in Chile.

Annex 2: Responsible Banking

Santander Chile has placed sustainability at the heart of value creation for its various stakeholders. The corporate purpose of helping people and businesses thrive requires a long-term perspective, adapting to the evolving demands of the environment with creativity and innovation, and managing current and future social and environmental risks. This approach is aligned with the UNEP-FI's principles of responsible banking, which the bank has adhered to since 2019.

Principles of Responsible Banking



Alignment
Aligning the business strategy with the needs of society.



Impact
Positive impact and reduction of negative impact.



Customers
Prosperity shared with customers.



Stakeholders
Stakeholder participation.



Governance and Corporate Culture
Corporate Governance and Goal Setting



Transparency and accountability accounts
Transparency and accountability.

Sustainability-related objectives

Since 2019, Santander Chile has guided its sustainability management with publicly announced goals for 2025. The commitment to responsible banking has been achieved gradually and progressively, including an increase in the number of goals, along with the early achievement of some of them. These are:

Goals	2024	2025	Goal
Sustainable financing for customers (USD millions accumulated since 2021)1	1.234	1,806	1,500 to 2025
Elimination of gender pay gaps (%)	1.22	0.732	0 to 2025
Women in senior management positions (%)	39	41.8	39.2 to 2025
Financially empowered people (Cumulative number since 2019)3	3,581,997	4,105,717	4,000,000 by 2025
People benefiting from community investment programs (Cumulative number since 2019)	542.1314	600.8724	500,000 by 2024
Women on the Board of Directors (%)	44	44	Maintain 40-60

1. This corresponds to Green + SLL. The 2025 data refers to September 2025.

2. Including benefits provided by the bank, the wage gap tends toward zero. Data is as of October of each year.

3. It brings together people included in the financial system and people who have received financial education content.

4. Once the total target for community support initiatives is met in 2024, Banco Santander Chile will continue to carry out actions in this area and report on them. From 2025 onward, those receiving assistance will be considered financially literate. No new targets related to this matter are planned for the short term.

ESG Indicators

As a result of Santander's firm commitment to the progress of people, respect for the environment and good corporate governance, which is also reflected in its adherence to the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:



Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
This international benchmark index evaluates companies' sustainable performance in the economic, social, and environmental spheres. We currently have a score of 85 points and are within the 96th percentile of companies participating in this index.









MSCI

MSCI
ESG RATINGS
AA
CCC B BB BBB A AA AAA
RATING ACTION DATE: September 24, 2025
LAST REPORT UPDATE: September 24, 2025

SUSTAINALYTICS

15.4 Low Risk
Negligible
Low
Medium
High
Severe
0-10
10-20
20-30
30-40
40+

FTSE4Good

Included in Emerging Latin America and Emerging Global
Positive evaluations in the environmental and social dimensions, compared to other banks in the index.



S&P IPSA ESG
SAM
Now a Part of S&P Global

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that make up the IPSA, 29 are included in this index.

Annex 3: Balance sheet

ASSETS	Dec-25	Dec-24	Dec-25/ Dec-24
	Ch$ million		% Variation
Cash and deposits in banks	1,975,644	2,695,560	(26.7%)
Cash items in process of collection	1,185,633	572,552	107.1%
Financial assets for trading at fair value through earnings	11,594,405	12,639,097	(8.3%)
Financial derivative contracts	*10,879,777*	*12,309,770*	*(11.6%)*
Debt financial instruments	*714,628*	*329,327*	*117.0%*
Financial assets at fair value with changes in other comprehensive income	3,889,952	2,762,388	40.8%
Debt financial instruments	*3,598,366*	*2,687,485*	*33.9%*
Other financial instruments	*291,586*	*74,903*	*289.3%*
Financial derivative contracts for hedge accounting	261,192	843,628	(69.0%)
Financial assets at amortized cost	45,544,899	45,438,590	0.2%
Investments under resale agreements	*-*	*-*	*–%*
Debt financial instruments	*5,525,242*	*5,176,005*	*6.7%*
Interbank loans, net	*68,071*	*31,258*	*117.8%*
Credits and accounts receivable from clients - Commercial	*16,647,200*	*17,115,723*	*(2.7%)*
Credits and accounts receivable from clients - Mortgage	*17,258,525*	*17,398,598*	*(0.8%)*
Credits and accounts receivable from customers - Consumer	*5,617,878*	*5,563,919*	*1.0%*
Investments in companies	67,040	59,785	12.1%
Intangible assets	91,475	88,669	3.2%
Property, plant and equipment	178,955	198,092	(9.7%)
Assets with leasing rights	93,482	114,546	(18.4%)
Current taxes	113	60	88.3%
Deferred taxes	486,523	459,977	5.8%
Other assets	2,644,044	2,535,775	4.3%
Non-current assets and disposal groups for sale	81,599	50,214	62.5%
TOTAL ASSETS	68,094,956	68,458,933	(0.5%)

LIABILITIES	Ch$ million		% Variation
Cash items in process of being cleared	1,068,216	497,110	114.9%
Financial liabilities to be traded at fair value through profit or loss	10,587,308	12,155,024	(12.9%)
Financial derivative contracts	*10,587,308*	*12,155,024*	*(12.9%)*
Financial derivative contracts for hedge accounting	912,716	898,394	1.6%
Financial liabilities at amortized cost	44,682,274	44,307,585	0.8%
Deposits and other demand obligations	*14,075,590*	*14,260,609*	*(1.3%)*
Deposits and other term deposits	*16,493,783*	*17,098,625*	*(3.5%)*
Obligations for repurchase agreements and securities loans	2,755,243	276,588	896.2%
Obligations with banks	*3,434,237*	*4,337,947*	*(20.8%)*
Debt financial instruments issued	*7,699,100*	*8,133,275*	*(5.3%)*
Other financial obligations	*224,321*	*200,541*	*11.9%*
Lease contract obligations	40,649	66,882	(39.2%)
Regulatory capital financial instruments issued	2,577,961	2,604,079	(1.0%)
Provisions for contingencies	168,594	121,638	38.6%
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	637,190	606,141	5.1%
Special provisions for credit risk	247,533	343,788	(28.0%)
Current taxes	83,084	48,548	71.1%
Deferred taxes	1,785	—	–%
Other liabilities	2,248,006	2,412,910	(6.8%)
TOTAL LIABILITIES	63,255,316	64,062,099	(1.3%)
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	3,459,800	3,232,505	7.0%
Other accumulated comprehensive income	(71,181)	(107,174)	(33.6%)
Items that will not be reclassified in results	*1,716*	*1,393*	*23.2%*
Elements that can be reclassified in results	*(72,897)*	*(108,567)*	*(32.9%)*
Accumulated profits (losses) from previous years	23,757	24,324	(2.3%)
Net income (loss) for the year	1,053,209	857,623	22.8%
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	*(637,190)*	*(606,141)*	*5.1%*
Total Shareholders' Equity	4,719,698	4,292,440	10.0%
Non-controlling interest	119,942	104,394	14.9%
TOTAL EQUITY	4,839,640	4,396,834	10.1%
TOTAL LIABILITIES AND EQUITY	68,094,956	68,458,933	(0.5%)

Annex 4: Income statement YTD

	Dec-25	Dec-24	Dic-25/ Dec-24
	Ch$ million		% Variation
Interest income	3,406,154	3,620,583	(5.9%)
Interest expenses	(1,659,285)	(2,115,842)	(21.6%)
Net interest income	**1,746,869**	**1,504,741**	**16.1%**
Readjustment income	389,455	474,234	(17.9%)
Readjustment expenses	(119,628)	(160,672)	(25.5%)
Net income from readjustments	**269,827**	**313,562**	**(13.9%)**
Net interest income and readjustments	**2,016,696**	**1,818,303**	**10.9%**
Fee and commission income	1,040,644	960,168	8.4%
Fee and commission expenses	(444,813)	(413,102)	7.7%
Net fee and commission income	**595,831**	**547,066**	**8.9%**
Financial assets for trading at fair value through earnings	(43,556)	85,013	(151.2%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	2,938	(37,068)	--%
Changes, readjustments and hedge accounting in foreign currency	306,963	199,383	54.0%
Net financial result	**266,345**	**247,328**	**7.7%**
Result from investments in companies	9,289	10,436	(11.0%)
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(3,743)	(8,311)	(55.0%)
Other operating income	7,016	8,048	(12.8%)
Total operating income	**2,891,434**	**2,622,870**	**10.2%**
Expenses for employee benefit obligations	(412,902)	(398,819)	3.5%
Administration expenses	(387,605)	(366,431)	5.8%
Depreciation and amortization	(135,159)	(141,435)	(4.4%)
Impairment of non-financial assets	(3,747)	(1,295)	189.3%
Other operating expenses	(101,703)	(114,739)	(11.4%)
Total operating expenses	**(1,041,116)**	**(1,022,719)**	**1.8%**
Operating income before credit losses	**1,850,318**	**1,600,151**	**15.6%**
Expense for provisions established for credit risk of loans at amortized cost	(855,731)	(675,794)	26.6%
Expense for special provisions for credit risk	94,269	(3,359)	--%
Recovery of written-off loans	192,640	153,944	25.1%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(3,950)	(622)	535.0%
Credit loss expense	**(572,772)**	**(525,831)**	**8.9%**
Net income from ordinary activities before tax	**1,277,546**	**1,074,320**	**18.9%**
Income tax	(207,934)	(209,811)	(0.9%)
Net income from ordinary activities	**1,069,612**	**864,509**	**23.7%**
Income attributable to shareholders	**1,053,209**	**857,623**	**22.8%**
Income for non-controlling interest	**16,403**	**6,886**	**138.2%**

Appendix 5: Quarterly income statement

	4Q25	3Q25	4Q24	4Q25/4Q24	4Q25/3Q25
	Ch$ million			% Variation	
Interest income	857,007	857,429	872,542	(1.8%)	—%
Interest expenses	(403,810)	(422,901)	(449,053)	(10.1%)	(4.5%)
Net interest income	**453,197**	**434,528**	**423,489**	**7.0%**	**4.3%**
Readjustment income	84,941	44,817	154,007	(44.8%)	89.5%
Readjustment expenses	(33,929)	(405)	(56,774)	(40.2%)	8277.5%
Net income from readjustments	**51,012**	**44,412**	**97,233**	**(47.5%)**	**14.9%**
Net interest income and readjustments	**504,209**	**478,940**	**520,722**	**(3.2%)**	**5.3%**
Fee and commission income	253,584	264,085	251,910	0.7%	(4.0%)
Fee and commission expenses	(98,895)	(119,636)	(113,164)	(12.6%)	(17.3%)
Net fee and commission income	**154,689**	**144,449**	**138,747**	**11.5%**	**7.1%**
Financial assets for trading at fair value through earnings	(119,994)	94,965	86,954	(238.0%)	(226.4%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	914	5,070	3,645	(74.9%)	(82.0%)
Changes, readjustments and hedge accounting in foreign currency	170,058	(18,834)	(23,751)	(816.0%)	(1002.9%)
Net financial result	**50,978**	**81,201**	**66,848**	**(23.7%)**	**(37.2%)**
Result from investments in companies	2,426	2,412	3,958	(38.7%)	0.6%
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(2,948)	3,934	(4,848)	(39.2%)	(174.9%)
Other operating income	4,876	865	1,412	245.3%	463.7%
Total operating income	**714,230**	**711,801**	**726,839**	**(1.7%)**	**0.3%**
Expenses for employee benefit obligations	(104,907)	(102,189)	(100,431)	4.5%	2.7%
Administration expenses	(86,297)	(95,845)	(90,412)	(4.6%)	(10.0%)
Depreciation and amortization	(34,009)	(33,124)	(35,723)	(4.8%)	2.7%
Impairment of non-financial assets	(823)	(1,826)	(1,295)	(36.4%)	(54.9%)
Other operating expenses	(33,914)	(30,714)	(37,294)	(9.1%)	10.4%
Total operating expenses	**(259,950)**	**(263,698)**	**(265,154)**	**(2.0%)**	**(1.4%)**
Operating income before credit losses	**454,280**	**448,103**	**461,685**	**(1.6%)**	**1.4%**
Expense for provisions established for credit risk of loans at amortized cost	(192,491)	(186,349)	(177,287)	8.6%	3.3%
Expense for special provisions for credit risk	(1,953)	(1,466)	(2,960)	(34.0%)	33.2%
Recovery of written-off loans	55,919	43,446	49,011	14.1%	28.7%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(3,858)	744	(1,076)	258.6%	(618.5%)
Credit loss expense	**(142,383)**	**(143,625)**	**(132,311)**	**7.6%**	**(0.9%)**
Net income from ordinary activities before tax	**311,897**	**304,478**	**329,373**	**(5.3%)**	**2.4%**
Income tax	(51,705)	(53,612)	(55,675)	(7.1%)	(3.6%)
Net income from ordinary activities	**260,192**	**250,866**	**273,698**	**(4.9%)**	**3.7%**
Income attributable to shareholders	**255,340**	**247,514**	**276,514**	**(7.7%)**	**3.2%**
Income for non-controlling interest	**4,852**	**3,352**	**(2,815)**	**(272.4%)**	**44.7%**

Annex 6: Key quarterly ratios and other relevant information

(Ch$ million)	4Q24	1Q25	2Q25	3Q25	4Q25
Loans					
Consumer	5,911,637	5,861,160	5,895,818	5,901,595	6,057,304
Mortgage	17,559,769	17,546,297	17,486,514	17,454,306	17,443,563
Commercial	17,821,154	17,653,199	17,545,365	17,600,148	17,363,836
Interbank	31,283	38,010	14,845	32,230	68,178
Total loans (including interbank)	**41,323,843**	**41,098,666**	**40,942,542**	**40,988,278**	**40,932,880**
Provisions	(1,214,346)	(1,312,668)	(1,296,712)	(1,315,955)	(1,341,207)
Loans net of provisions	**40,109,497**	**39,785,998**	**39,645,830**	**39,672,322**	**39,591,673**
Deposits					
Demand deposits	14,260,609	13,301,733	13,120,949	13,104,053	14,075,590
Term deposits	17,098,625	17,305,983	16,493,664	16,252,367	16,493,783
Total deposits	**31,359,234**	**30,607,716**	**29,614,613**	**29,356,420**	**30,569,372**
Mutual funds (off-balance sheet)	13,587,869	13,870,194	14,799,104	15,276,206	14,556,643
Total cutomer funds	**44,947,103**	**44,477,910**	**44,413,717**	**44,632,626**	**45,126,015**
Loans / Deposits [1]	**93.9%**	**96.9%**	**98.4%**	**100.3%**	**96.8%**
Average balances					
Average interest earning assets	49,114,919	49,532,730	50,519,020	50,627,398	50,876,386
Average loans	40,811,044	41,032,860	41,006,752	40,989,877	40,925,553
Average assets	67,468,705	67,388,896	67,259,749	67,521,315	68,694,623
Average demand deposits	13,336,196	13,621,947	13,645,304	13,078,837	13,340,062
Average equity	4,252,331	4,319,150	4,455,015	4,541,356	4,653,722
Average available funds (demand + equity)	17,588,527	17,941,097	18,100,319	17,620,192	17,993,784
Capitalization					
Risk-weighted assets (RWA)	40,812,824	41,003,124	41,490,076	42,544,364	41,715,467
Capital (CET1)	4,268,408	4,387,824	4,512,040	4,601,080	4,601,923
AT1	693,382	665,820	650,354	671,738	629,468
Tier I	4,961,790	5,053,644	5,162,395	5,272,818	5,231,391
Tier II	1,999,526	1,873,248	1,868,319	1,812,960	1,815,931
Regulatory equity	6,961,316	6,926,892	7,030,714	7,085,778	7,047,322
Core Capital ratio	**10.5%**	**10.7%**	**10.9%**	**10.8%**	**11.0%**
Tier I ratio	**12.2%**	**12.3%**	**12.4%**	**12.4%**	**12.5%**
Tier II ratio	**4.9%**	**4.6%**	**4.5%**	**4.3%**	**4.4%**
BIS ratio	**17.1%**	**16.9%**	**16.9%**	**16.7%**	**16.9%**
Profitability and efficiency					
Net Interest Margin (NIM) [2]	4.2%	4.1%	4.1%	3.8%	4.0%
Efficiency ratio [3]	36.5%	35.0%	35.6%	37.0%	36.4%
Costs / assets [4]	1.6%	1.5%	1.6%	1.6%	1.5%
Average demand deposits / generating assets	27.2%	27.5%	27.0%	25.8%	26.2%
Return on average equity	**26.0%**	**25.7%**	**24.5%**	**21.8%**	**21.9%**
Return on average assets	1.6%	1.6%	1.6%	1.5%	1.5%
Return on RWA	2.7%	2.7%	2.6%	2.9%	2.4%

(Ch$ million)	4Q24	1Q25	2Q25	3Q25	4Q25
Asset quality					
Impaired portfolio [5]	**2,782,562**	**2,852,171**	**2,789,706**	**2,813,387**	**2,941,628**
Non-Performing Loans (NPLs) [6]	**1,311,374**	**1,314,331**	**1,229,830**	**1,257,571**	**1,332,660**
Past due loans (more than 90 days) [7]	640,821	659,099	613,698	664,852	697,497
Provisions	(1,214,346)	(1,312,668)	(1,296,712)	(1,315,955)	(1,341,207)
Impaired / total loans	6.7%	6.9%	6.8%	6.8%	7.1%
NPLs/total loans	3.2%	3.2%	3.0%	3.1%	3.2%
PDL / total loans	1.5%	1.6%	1.5%	1.6%	1.7%
NPL coverage (provisions/NPLs)	92.6%	99.9%	105.4%	104.6%	100.6%
PDL Coverage (Provisions/PDLs)	189.5%	199.2%	211.3%	197.9%	192.3%
Expected loss ratio (provisions/loans) [8]	2.9%	3.2%	3.2%	3.2%	3.3%
Cost of credit (annualized provision expense/average loans)	1.3%	1.4%	1.4%	1.4%	1.4%
Customers and service channels (#)					
Total customers	4,311,488	4,337,423	4,514,552	4,579,848	4,608,182
Digital clients	2,238,774	2,281,606	2,299,287	2,292,496	2,291,971
Branches	236	237	231	231	229
ATMs (includes depository ATMs)	2,059	2,085	2,066	2,063	2,055
Employees	8,757	8,712	8,660	8,583	8,526
Market information (at period end)					
Net income per share ($)	**1.47**	**1.47**	**1.40**	**1.30**	**1.40**
Net income per ADR (US$)	**0.59**	**0.62**	**0.60**	**0.50**	**0.60**
Share price	47.30	54.00	58.20	63.70	71.10
ADR Price	18.80	22.80	24.60	26.50	31.10
Market capitalization (US$mm)	8,711	10,732	1,773	12,355	14,652
Number of shares	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other data					
Quarterly UF variation [9]	1.3%	1.2%	1.0%	0.6%	0.6%
Monetary Policy Rate (nominal)	5.0%	5.0%	5.0%	4.8%	4.5%
Observed dollar ($/US$) (end of period)	994.10	954.12	931.50	961.65	900.69

1. Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits).
2. NIM = Annualized net interest income divided by interest-bearing assets.
3. Efficiency ratio = operating expenses / operating income.
4. Costs / Assets = (Personnel Expenses + Administrative Expenses + Depreciation) / Total Assets.
5. Impaired Portfolio: Impaired loans include: (A) for loans assessed individually for impairment, (i) the carrying value of all loans to customers rated C1 to C6 and (ii) the carrying value of loans to an individual customer with one loan that is in default, regardless of category, excluding residential mortgage loans, if the past-due amount of the mortgage loan is less than 90 days; and (B) for loans assessed collectively for impairment, (i) the carrying value of all loans to a customer, when one loan to that customer is in default or has been renegotiated, excluding current residential mortgage loans, and (ii) if the defaulted or renegotiated loan is a residential mortgage loan, all loans to that customer.
6. NPL: Principal + future interest of all loans with a payment 90 days or more past due.
7. Overdue loans: Total installments plus overdue credit lines with more than 90 days.
8. Expected loss ratio: Based on internal credit models and CMF guidelines. Banks must have 100% coverage of the risk index.
9. UF Variation: Calculated using the variation of the Unidad de Fomento (UF) in the period.

